Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 26-108 of CIBC’s 2011 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the year ended October 31, 2011, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of November 30, 2011. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 230 to 234 of this Annual Report.

27	Overview
27	Vision, mission and values
27	Our first principle and strategic imperative
27	Performance against objectives
29	Economic and market environment
30	Financial performance overview
30	Financial highlights 2011
31	2011 financial performance
31	Net interest income and margin
31	Non-interest income
32	Trading activities
32	Provision for credit losses
33	Non-interest expenses
33	Taxes

34	Foreign exchange
34	Significant events
35	Outlook for calendar year 2012
35	Fourth quarter review
36	Quarterly trend analysis
37	Review of 2010 financial performance
39	Non-GAAP measures
41	Business line overview
42	Retail and Business Banking
44	Wealth Management
46	Wholesale Banking
51	Corporate and Other

52	Financial condition
52	Review of condensed consolidated balance sheet
53	Capital resources
58	Off-balance sheet arrangements
63	Management of risk
63	Risk overview
66	Credit risk
76	Market risk
82	Liquidity risk
85	Strategic risk
85	Operational risk
86	Reputation and legal risk
87	Regulatory risk
87	Environmental risk

88	Accounting and control matters
88	Critical accounting policies and estimates
96	Financial instruments
96	U.S. regulatory developments
96	Accounting developments
97	Transition to International Financial Reporting Standards
99	Related-party transactions
99	Controls and procedures

101	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Creating value for our shareholders”, “Message from the President and Chief Executive Officer”, “Performance Against Objectives”, “Overview”, “Financial Performance Overview – Taxes”, “Financial Performance Overview – Outlook for calendar year 2012”, “Business Line Overview – Retail and Business Banking”, “Business Line Overview – Wealth Management”, “Business Line Overview – Wholesale Banking”, “Financial Condition – Capital Resources”, “Management of Risk – Liquidity Risk”, “Accounting and Control Matters – Risk Factors Related to Fair Value Adjustments” and “Accounting and Control Matters – Contingent Liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions of future or conditional verbs such as “will”, “should”, “would” and “could.” By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial Performance Overview – Outlook for calendar year 2012” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the “Management of Risk” section of this report; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

26	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $30.1 billion and a Tier 1 capital ratio of 14.7%. Through our three major businesses, Retail and Business Banking, Wealth Management and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate, and institutional clients in Canada and around the world. We have more than 42,000 employees dedicated to helping our clients achieve what matters to them, delivering consistent and sustainable earnings for our shareholders and giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships. Our mission is to fulfill the commitments we have made to each of our stakeholders:

1. Help our clients achieve what matters to them

2. Create an environment where all employees can excel

3. Make a real difference in our communities

4. Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

Our first principle and strategic imperative

CIBC’s first principle is to be a lower risk bank. As a lower risk bank, CIBC targets value creation for stakeholders by delivering on its strategic imperative of consistent and sustainable earnings over the long term. We will achieve this by:

•	Cultivating deeper relationships with our clients across our businesses;

•	Focusing on value for our clients through understanding their needs;

•	Competing in businesses where we can leverage our expertise to add differentiated value;

•	Pursuing risk-controlled growth in Canada and internationally where our expertise can be exported; and

•	Continuously investing in our client base, people, and infrastructure.

Performance against objectives

For many years, CIBC has reported a scorecard of financial metrics that we use to measure and report on our progress to external stakeholders. These measures are categorized into four key areas of shareholder value – earnings growth, return on equity, total shareholder return and balance sheet strength.

Earnings growth

As the primary driver of shareholder value, CIBC has regularly reported an earnings per share (EPS) growth target as one of our medium-term financial objectives. Our current target, which we set at the end of 2007, is to deliver average annual EPS growth of 5% to 10%.

In 2011, we reported cash EPS(1) on a fully diluted basis of $7.39, up from $5.95 in 2010, $2.73 in 2009 and $(5.80) in 2008. Despite the global credit crisis that developed in 2008 and the difficult economic conditions that followed, we achieved our 5% to 10% target over the prior three-year period.

We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we have objectives to maintain a loan loss ratio between 50 and 65 basis points through the cycle and to maintain our cash efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as specific provision for credit losses as a percentage of loans and bankers’ acceptances, measured on a managed basis(1). Supported primarily by lower write-offs in our cards and personal lending businesses, our loan loss ratio improved to 48 basis points in 2011, down from the 56 basis points we reported in 2010 and below our target range.

(1)  For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	27

Management’s discussion and analysis

Our efficiency ratio is defined as non-interest expenses as a percentage of revenue, measured on a cash and taxable equivalent basis (TEB)(1). CIBC has maintained its efficiency ratio objective of being at the industry median. Given our business mix, we believe this target provides the right balance between investment and expense reduction. Our 2011 efficiency ratio was 58.8%, up from 57.6% in 2010.

We are maintaining our industry median target.

(1)  For additional information, see the “Non-GAAP measures” section.

n/m Not meaningful.

Return on equity

Return on equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve ROE of 20% through the cycle. In 2011, we achieved this target with ROE of 21.3%, which was up from 19.4% in 2010, driven by strong earnings growth that more than offset higher average common shareholders’ equity.

We are maintaining our minimum ROE target, which continues to be at the higher end of industry objectives.

Total shareholder return

CIBC’s mission is to fulfill the commitments we have made to each of our stakeholders, which includes generating strong long-term total shareholder return (TSR).

We have two targets that support our shareholder mission:

1.	We have had a consistent objective for many years of paying out between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2011 our dividend payout was within this target range.

Our key criteria for considering dividend increases is our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.03 to $0.90 per share in the fourth quarter of 2011.

n/m Not meaningful.

2.	We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index. For the five years ended October 31, 2011, CIBC delivered a TSR of 9.3%, compared with the Index return of 24.3%.

28	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Balance sheet strength

A strong balance sheet is a necessary foundation for our strategic imperative of consistent and sustainable earnings.

Capital levels are a key component of balance sheet strength. In this area, we have set targets for our Tier 1 and Total capital ratios, which have been 8.5% and 11.5% for many years. Our strong earnings this year have contributed to an industry-leading Tier 1 ratio of 14.7% at the end of 2011. We have also been focused on positioning ourselves for emerging Basel III capital standards. Our pro forma Basel III common equity ratio as at the end of 2011 already exceeds the 2019 minimum standard of 7%.

How we deploy our capital is also important. In this area, we have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we desire for CIBC. For the past few years, our target has been to allocate at least 75% of our economic capital to retail. At the end of 2011, our retail allocation was 77%, up from 74% at the end of 2010.

We are maintaining our business mix target of 75% retail(1) and 25% wholesale(1).

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

Economic and market environment

CIBC operated in an environment of decelerating economic growth in fiscal year 2011, while benefiting from continued healthy credit quality. Economic activity leveled off in the spring as consumers grew more cautious about additional debt-financed spending and production difficulties adversely impacted the energy and auto sectors, but the economy regained forward momentum in the third calendar quarter as those two industries’ impediments eased. A continuation of very low mortgage rates led to high levels of home building and rising house prices. Capital spending, particularly in the energy sector, provided a lift to growth that helped offset a softer environment for consumer spending.

Despite a tightening in mortgage insurance rules, mortgage demand remained reasonably brisk, but consumer credit slowed markedly after running well above income gains in the prior few years, a trend that pushed debt loads, but not the cost of servicing that debt, to a new high as a share of income. A lower unemployment rate further improved household credit quality as the lagged impacts of the earlier recession faded.

The Wholesale Banking business benefited from the improvement in credit quality and a generally healthy overall tone to financial markets in the first few quarters of the 2011 fiscal year. Government deficit financing kept wholesale debt markets active, as did growth in business capital spending, while equity issuance was also brisk until global growth uncertainties challenged markets in the third calendar quarter.

(1)	For the purposes of calculating this ratio, retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

(2)	Beginning in 2008, these measurements are based upon Basel II framework, whereas 2007 was based upon Basel I methodology.

(3)	For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	29

Management’s discussion and analysis

Financial performance overview

Financial highlights 2011

	As at or for the year ended October 31	2011	2010	2009	2008	2007
	Financial results ($ millions)
	Net interest income	$6,350	$6,204	$5,394	$5,207	$4,558
	Non-interest income	5,899	5,881	4,534	(1,493)	7,508
	Total revenue	12,249	12,085	9,928	3,714	12,066
	Provision for credit losses	841	1,046	1,649	773	603
	Non-interest expenses	7,350	7,027	6,660	7,201	7,612
	Income (loss) before taxes and non-controlling interests	4,058	4,012	1,619	(4,260)	3,851
	Income tax expense (benefit)	969	1,533	424	(2,218)	524
	Non-controlling interests	10	27	21	18	31
	Net income (loss)	$3,079	$2,452	$1,174	$(2,060)	$3,296
	Financial measures
	Efficiency ratio	60.0%	58.1%	67.1%	n/m	63.1%
	Cash efficiency ratio (TEB)(1)	58.8%	57.6%	66.4%	n/m	61.3%
	Return on equity	21.3%	19.4%	9.4%	(19.4)%	28.7%
	Net interest margin	1.74%	1.79%	1.54%	1.51%	1.39%
	Total shareholder return	0.4%	32.4%	21.1%	(43.5)%	20.2%
	Common share information
Per share	– basic earnings (loss)	$7.32	$5.89	$2.65	$(5.89)	$9.30
	– diluted earnings (loss)(2)	7.31	5.87	2.65	(5.89)	9.21
	– cash diluted earnings (loss)(1)	7.39	5.95	2.73	(5.80)	9.30
	– dividends	3.51	3.48	3.48	3.48	3.11
Share price	– closing	75.10	78.23	62.00	54.66	102.00
	Shares outstanding (thousands) – end of period	400,534	392,739	383,982	380,805	334,989
	Market capitalization ($ millions)	$30,080	$30,724	$23,807	$20,815	$34,169
	Value measures
	Dividend yield (based on closing share price)	4.7%	4.4%	5.6%	6.4%	3.0%
	Dividend payout ratio	47.9%	59.1%	>100%	n/m	33.4%
	Balance sheet information ($ millions)
	Cash, deposits with banks and securities	$88,370	$89,660	$84,583	$88,130	$100,247
	Loans and acceptances, net of allowance	194,379	184,576	175,609	180,323	170,678
	Total assets	353,699	352,040	335,944	353,930	342,178
	Deposits	255,409	246,671	223,117	232,952	231,672
	Common shareholders’ equity	14,584	12,634	11,119	11,200	11,158
	Balance sheet quality measures
	Risk-weighted assets ($ billions)(3)	$110.0	$106.7	$117.3	$117.9	$127.4
	Tangible common equity ratio(1)(3)	11.4%	9.9%	7.6%	7.5%	7.1%
	Tier 1 capital ratio(3)	14.7%	13.9%	12.1%	10.5%	9.7%
	Total capital ratio(3)	18.4%	17.8%	16.1%	15.4%	13.9%
	Other information
	Retail/wholesale ratio(1)(4)	77%/23%	74%/26%	69%/31%	64%/36%	73%/27%
	Full-time equivalent employees(5)	42,239	42,354	41,941	43,293	44,906

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS will be the same.

(3)	Beginning in 2008, these measures are based upon Basel II framework, whereas 2007 was based upon Basel I methodology.

(4)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

(5)	Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given year.

n/m  Not meaningful.

30	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

2011 financial performance

Net income for the year was $3,079 million, compared to $2,452 million in 2010. The results for the current and prior years were affected by certain significant items reported during the years as follows:

2011

•	$170 million ($122 million after-tax) loss from the structured credit run-off business;

•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses;

•	$43 million ($37 million after-tax) gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business;

•	$37 million ($27 million after-tax) reduction in the general allowance; and

•	$25 million ($18 million after-tax) loan losses in our exited European leveraged finance business.

In addition to the above items, EPS for the year was also impacted by:

•	$12 million ($12 million after-tax) premium paid on preferred share redemptions.

2010

•	$232 million ($161 million after-tax) loss from the structured credit run-off business;

•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities;

•	$141 million ($98 million after-tax) reduction in the general allowance;

•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates;

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits; and

•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program.

Net interest income and margin

$ millions, for the year ended October 31	2011	2010	2009
Average interest-earning assets	$316,533	$294,428	$285,563
Net interest income	6,350	6,204	5,394
Net interest margin on average interest-earning assets	2.01%	2.11%	1.89%

Net interest income was up $146 million or 2% from 2010, primarily due to volume growth in most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. In addition, trading-related net interest income was higher in the year. These factors were partially offset by lower interest income from FirstCaribbean International Bank Limited (CIBC FirstCaribbean), lower treasury-related net interest income, and lower interest income on tax reassessments.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

Non-interest income

$ millions, for the year ended October 31	2011	2010	2009
Underwriting and advisory fees	$514	$426	$478
Deposit and payment fees	756	756	773
Credit fees	381	341	304
Card fees	99	304	328
Investment management and custodial fees	486	459	419
Mutual fund fees	849	751	658
Insurance fees, net of claims	320	277	258
Commissions on securities transactions	496	474	472
Trading income (loss)	(74)	603	(531)
AFS securities gains, net	407	400	275
FVO losses, net	(134)	(623)	(33)
Income from securitized assets	1,063	631	518
Foreign exchange other than trading	237	683	496
Other	499	399	119
	$5,899	$5,881	$4,534

Non-interest income was up $18 million or less than 1% from 2010.

Underwriting and advisory fees were up $88 million or 21%, primarily due to higher equity new issuances and advisory fees.

Credit fees were up $40 million or 12%, primarily due to higher fees related to acceptances and committed corporate lending facilities.

Card fees were down $205 million or 67%, primarily due to higher securitization activity. Offsetting the decrease was an increase to income from securitized assets noted below.

Investment management and custodial fees were up $27 million or 6% and mutual fund fees were up $98 million or 13%, primarily due to higher average client assets.

Commissions on securities transactions were higher by $22 million or 5%, primarily on higher trading volumes.

Trading loss was $74 million compared to income of $603 million, driven largely by higher losses in the structured credit run-off business. Largely offsetting these losses were lower designated at fair value (FVO) losses noted below. See the “Trading activities” section which follows for further details.

CIBC 2011 ANNUAL REPORT	31

Management’s discussion and analysis

Available-for-sale (AFS) securities gains, net, include realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments (OTTI) in the value of securities and limited partnerships. Net gains were up $7 million or 2%, primarily due to higher gains net of write-downs. The current year included the gain on the sale of a merchant banking investment noted above, while the prior year included higher gains on bond sales.

FVO losses, net, represent revenue from financial instruments designated at fair value and related hedges. FVO losses were down $489 million or 78%, primarily due to lower losses in the structured credit run-off business, resulting from a previously issued limited recourse note. As noted below, largely offsetting these lower losses were higher trading losses on the underlying securities. Further details on the composition of our FVO income (loss) are provided in Note 13 to the consolidated financial statements.

Income from securitized assets was higher by $432 million or 68%, primarily due to a higher level of securitized assets. Partially offsetting this increase were lower card fees noted above. Other offsets are in net interest income and provision for credit losses related to the securitized portfolio.

Foreign exchange other than trading (FXOTT) was down $446 million or 65%, as the prior year included higher foreign exchange gains on capital repatriation activities.

Other mainly includes income and losses on equity-accounted investments, gains and losses on MTM of non-trading derivatives related to economic hedges, and other commissions and fees.

Trading activities

$ millions, for the year ended October 31	2011	2010	2009
Trading income (loss) consists of:
Net interest income	$343	$218	$237
Non-interest income	(74)	603	(531)
	$269	$821	$(294)

Income from trading activities was lower by $552 million, primarily due to higher trading losses in the structured credit run-off business. Offsetting this decrease were lower losses in the FVO income (loss) noted above. For a more detailed discussion of the structured credit losses, refer to the “Structured credit run-off business” section.

Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.

Provision for credit losses

$ millions, for the year ended October 31	2011	2010	2009
Specific
Consumer	$762	$943	$1,020
Business and government	163	258	392
	925	1,201	1,412
General	(84)	(155)	237
	$841	$1,046	$1,649

The total provision for credit losses was down $205 million or 20% from 2010.

The specific provision for credit losses in consumer portfolios was down $181 million. The decrease was mainly due to lower write-offs across most products and the favourable impact of higher credit card securitizations in 2011. This was partially offset by losses, as expected, arising from the acquired MasterCard portfolio.

The specific provision for credit losses in the business and government lending portfolios was down $95 million, primarily due to the improvement in credit quality of our portfolios in Canada and in our U.S. real estate finance business, partially offset by higher provisions in CIBC FirstCaribbean and in our exited leveraged finance business in Europe.

The change in the general provision for credit losses was unfavourable by $71 million from 2010. This was primarily due to a slowing improvement in the Visa cards portfolio compared to the prior year, partially offset by a decrease in provision in the personal loans portfolio. Starting in the last quarter of 2010, there was a refinement in the calculation of the allowance related to the small business portfolio. The refinement which was based on internal data and other external benchmarks, shortened the loss identification period for small business, and led to a reduction of $44 million in the general allowance. However, this reduction was largely offset by the allowance that we established on acquisition of the MasterCard portfolio in September 2010.

32	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Non-interest expenses

$ millions, for the year ended October 31	2011	2010	2009
Employee compensation and benefits
Salaries	$2,276	$2,202	$2,180
Performance-based compensation	1,229	1,103	995
Benefits	658	566	435
	4,163	3,871	3,610
Occupancy costs	664	648	597
Computer, software and office equipment	994	1,003	1,010
Communications	297	290	288
Advertising and business development	214	197	173
Professional fees	179	210	189
Business and capital taxes	38	88	117
Other	801	720	676
	$7,350	$7,027	$6,660

Non-interest expenses were higher by $323 million or 5% from 2010.

Employee compensation and benefits increased by $292 million or 8%, primarily due to higher performance-based compensation, higher pension expense resulting from changes in certain assumptions and the market value of our plan assets, and higher salaries.

Occupancy costs increased by $16 million or 2%, largely due to higher rental expenses.

Advertising and business development increased by $17 million or 9%, mainly due to higher spending.

Professional fees decreased by $31 million or 15%, mainly due to lower consulting and legal expenses.

Business and capital taxes decreased by $50 million or 57%, mainly as a result of lower tax rates, as discussed in the “Taxes” section.

Other, mainly comprising operational losses, outside services, and other variable expenses increased by $81 million or 11%, mainly due to servicing fees in relation to the acquisition of the MasterCard portfolio and expenses related to the sale of a merchant banking investment. The prior year included expenses for a settlement with the Ontario Securities Commission (OSC) relating to the asset-backed commercial paper (ABCP).

The harmonized sales tax (HST), which was implemented in Ontario and British Columbia on July 1, 2010, had a full year impact in 2011, which resulted in higher expenses in various categories noted above (other than employee compensation and benefits and business and capital taxes).

Taxes

$ millions, for the year ended October 31	2011	2010	2009
Income tax expense	$969	$1,533	$424
Indirect taxes(1)
GST, HST and sales taxes	316	211	208
Payroll taxes	189	180	155
Capital taxes	26	73	106
Property and business taxes	46	52	51
Total indirect taxes	577	516	520
Total taxes	$1,546	$2,049	$944
Income taxes as a percentage of net income before income taxes and non-controlling interests	23.9%	38.2%	26.2%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	33.4%	45.3%	44.1%

(1)	Certain amounts in this table are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on the CIBC parent bank, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST), HST, and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total taxes were down $503 million from 2010.

Income tax expense was $969 million, compared to $1,533 million in 2010. This change was primarily due to higher tax expense in the prior year related to foreign exchange gains on capital repatriation activities. Also, income tax expense was favourably impacted in the current year by higher tax-exempt dividends and a lower domestic statutory income tax rate.

Indirect taxes were up $61 million, or 12%. An increase in GST, HST, and sales taxes was partially offset by a decrease in capital taxes. GST, HST, and sales taxes were up primarily due to the full year impact of the July 1, 2010 enactment of Ontario and British Columbia HST to replace provincial sales tax. Capital taxes were down due to the full year impact of the elimination of capital taxes in certain provinces.

At October 31, 2011, our future income tax asset was $219 million, including $114 million related to our U.S. operations.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.

CIBC 2011 ANNUAL REPORT	33

Management’s discussion and analysis

Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $175 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.

The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. These reductions were substantively enacted for accounting purposes as at November 16, 2009. As a result, we wrote down our future tax assets by approximately $25 million in the prior year. The statutory income tax rate applicable to the CIBC parent bank was 28.2% in 2011. The rate will be reduced to 26.4% in 2012 and further reduced to 25.3% by 2014.

Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. In 2010, final taxable amounts and interest charges were agreed with the IRS and payments were applied to the various affected tax years.

For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 22 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on the consolidated statement of operations was as follows:

$ millions, for the year ended October 31	2011 vs. 2010	2010 vs. 2009
Estimated decrease in:
Total revenue	$102	$205
Provision for credit losses	6	19
Non-interest expense	39	79
Income taxes and non-controlling interest	8	15
Net income	49	92
C$ vs. US$ – average appreciation	6%	11%

Significant events

Investment in American Century Investments

On August 31, 2011 we completed our acquisition of a minority interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41 % of ACI’s equity. In addition, we hold 10.1% of ACI’s voting rights and have nominated 2 directors to ACI’s 10-person board.

Our equity investment in ACI is accounted for using the equity method and our share in the results of ACI is included in the Wealth Management strategic business unit (SBU) for the period subsequent to the acquisition.

TMX Group Inc.

During the year, Maple Group Acquisition Corporation (Maple), a corporation whose investors comprise CIBC and other leading Canadian financial institutions and pension funds, commenced an offer to acquire 100% of the TMX Group Inc. (TMX Group). As part of the proposed transaction, CIBC has made an equity commitment of a maximum of $192 million. In addition, CIBC and certain other financial institutions have provided a commitment letter to Maple for $1.9 billion in credit facilities, which would also support the acquisitions of Alpha Group and The Canadian Depository for Securities Limited.

The offer is set to expire on January 31, 2012 and is subject to obtaining the required regulatory approvals, including from securities regulatory authorities and the Competition Bureau. On October 30, 2011, Maple and the TMX Group jointly announced the execution of an agreement whereby the TMX Group’s board unanimously supported Maple’s proposal.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CMT, a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011, which is net of estimated claw-back and post-closing adjustments that will be settled in the first quarter of 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

34	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Outlook for calendar year 2012

Economic growth is likely to stay relatively slow in both Canada and the U.S. in 2012. Real GDP gains are likely to be in the vicinity of 2% in each country in the face of fiscal restraint and a deceleration in economic activity overseas, including a likely recession in Europe and slower growth in China. We expect European governments will show further resolve in preventing sovereign debt troubles from spilling over into a larger Eurozone banking crisis and a deeper recession.

In the U.S., the extent of fiscal tightening is still to be determined, with downside risks to growth if existing payroll tax cuts and extended unemployment benefits are allowed to expire at the end of calendar year 2011. U.S. exports and related capital spending have been helped by a weaker U.S. dollar, but home building is unlikely to pick up until a further reduction in excess inventories has been achieved.

Canada’s economy faces a deceleration in global demand due to a likely recession in Europe, a slower pace of growth in emerging markets, and the challenges of competing in the U.S. market at a near par exchange rate. Government spending will shift to a negative contribution to growth as federal and provincial fiscal policy begins to tighten, but consumer spending power will be enhanced by softer inflation. Although consumer credit growth has slowed, moderate growth in consumer spending will be sustained by continued low interest rates, with the Bank of Canada keeping interest rates at current low levels until at least the second half of calendar year 2012.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit growth will continue to run at the more modest pace seen in the latter half of calendar year 2011. Demand for business credit should continue to grow due to reduced activity in Canada’s domestic market by foreign banks. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see continued investor interest in safer, yield-bearing assets given current global uncertainties. Equity activity should pick up as the calendar year 2012 progresses, assuming governments successfully deal with sovereign debt troubles in Europe and the U.S. avoids a recession.

Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low interest rates. Equity issuance could rebound as global uncertainties are resolved over the course of the calendar year 2012, a development that could also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Fourth quarter review

$ millions, except per share amounts, for the three months ended				2011				2010(1)
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Revenue
Retail and Business Banking	$2,061	$2,019	$1,905	$1,980	$1,961	$1,962	$1,789	$1,861
Wealth Management	396	404	420	416	378	360	370	371
Wholesale Banking	557	454	393	471	238	315	548	613
Corporate and Other	188	180	171	234	677	212	214	216
Total revenue	$3,202	$3,057	$2,889	$3,101	$3,254	$2,849	$2,921	$3,061
Net interest income	$1,605	$1,607	$1,528	$1,610	$1,645	$1,548	$1,497	$1,514
Non-interest income	1,597	1,450	1,361	1,491	1,609	1,301	1,424	1,547
Total revenue	3,202	3,057	2,889	3,101	3,254	2,849	2,921	3,061
Provision for credit losses	243	195	194	209	150	221	316	359
Non-interest expenses	1,914	1,820	1,794	1,822	1,860	1,741	1,678	1,748
Income before taxes and non-controlling interests	1,045	1,042	901	1,070	1,244	887	927	954
Income taxes	249	231	221	268	742	244	261	286
Non-controlling interests	2	3	2	3	2	3	6	16
Net income	$794	$808	$678	$799	$500	$640	$660	$652
Preferred share dividends and premiums	38	55	42	42	42	42	43	42
Net income applicable to common shares	$756	$753	$636	$757	$458	$598	$617	$610
Earnings per share – basic	$1.90	$1.90	$1.61	$1.92	$1.17	$1.54	$1.60	$1.59
– diluted	$1.89	$1.89	$1.60	$1.92	$1.17	$1.53	$1.59	$1.58

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current period.

CIBC 2011 ANNUAL REPORT	35

Management’s discussion and analysis

Compared with Q4/10

Net income was up $294 million or 59% from the fourth quarter of 2010.

Net interest income was down $40 million or 2%. This was largely due to narrower spreads offset in part by volume growth in most retail products including the impact of the MasterCard portfolio and higher trading-related net interest income. The current quarter also had lower interest income on tax reassessments.

Non-interest income was down $12 million or 1% as the prior year quarter included foreign exchange gains of $411 million on capital repatriation activities. The current quarter benefited from lower FVO losses in the structured credit run-off business, higher gains net of write-downs on AFS securities, and higher income from securitization activities, partially offset by lower card fees.

The total provision for credit losses was up $93 million or 62%. The specific provision for credit losses in the consumer portfolio was comparable to the prior year quarter as lower write-offs across most products and the favourable impact of higher credit card securitizations were mostly offset by losses, as expected, arising from the acquired MasterCard portfolio. The specific provision for business and government portfolios was higher by $46 million, mainly due to higher provisions in CIBC FirstCaribbean and our exited leveraged finance business in Europe. Compared to the prior year quarter, the change in the general provision for credit losses was unfavourable by $51 million. This was primarily due to a stabilization of loss rates in the Visa cards portfolio. The prior year quarter included the establishment of an allowance related to the acquired MasterCard portfolio, however, that was more than offset by the impact of a refinement in the calculation of allowance related to the small business portfolio. The refinement which was based on internal data and other external benchmarks, shortened the loss identification period for small business, which led to a reduction of $44 million in the general allowance in the prior year quarter.

Non-interest expenses were up $54 million or 3%, primarily due to higher performance-based compensation, expenses related to the sale of a merchant banking investment, and higher pension expense, partially offset by lower capital taxes.

Income tax expense was down by $493 million, primarily due to the tax expense of $528 million on capital repatriation activities during the prior year quarter.

Compared with Q3/11

Net income was down $14 million or 2% from the prior quarter.

Net interest income was down $2 million. Across retail products, narrower spreads were partially offset by volume growth. Trading-related net interest income was higher in the quarter.

Non-interest income was up $147 million or 10%, primarily due to higher gains net of write-downs on AFS securities and higher income from securitization activities, partially offset by lower underwriting and advisory fees.

The total provision for credit losses was up $48 million or 25%. The specific provision for credit losses in the consumer portfolio was comparable to the prior quarter. The specific provision for business and government portfolios was up $20 million, primarily driven by a higher provision in CIBC FirstCaribbean and our exited leveraged finance business in Europe, partially offset by an improvement in our portfolios in Canada. The change in the general provision for credit losses was unfavourable by $23 million, mainly driven by a securitization of our Visa cards portfolio in the prior quarter. This was partially offset by an improving credit risk profile in the business and government loan portfolios.

Non-interest expenses were up $94 million or 5%, primarily due to expenses related to the sale of a merchant banking investment, and higher occupancy costs and professional fees.

Income tax expense was higher by $18 million primarily due to the tax expense on the capital repatriation activities during the quarter.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010.

Wealth Management revenue has grown over the period on improved capital market conditions, higher net sales of long-term mutual funds, and higher trading activity. The fourth quarter of 2011 includes revenue from our investment in ACI.

36	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the second half of 2010 and the first half of 2011, Wholesale Banking revenue was adversely affected by losses in the structured credit run-off business.

Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on sale of CMT’s Issuer Services business was included in the first quarter of 2011. Revenue from CIBC FirstCaribbean has declined over the period mainly due to the impact of a stronger Canadian dollar and challenging economic conditions in the region.

Provision for credit losses

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Losses in the cards (excluding the MasterCard portfolio acquired in the fourth quarter of 2010) and personal lending portfolios improved in 2010 and 2011. Starting in the fourth quarter of 2010, we had loan losses on the acquired MasterCard portfolio. Wholesale Banking provisions also declined in 2010 and 2011, reflecting improved economic conditions in both the U.S. and Europe. The fourth quarter of 2011 had higher provisions relating to CIBC FirstCaribbean and our exited leveraged finance business in Europe.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefit expense, including pension expense, and the implementation of HST in Ontario and British Columbia in July 2010. The fourth quarter of 2011 included expenses related to the sale of a merchant banking investment.

Income taxes

Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarters of 2011 and 2010 and a write-down of future tax assets was included in the first quarter of 2010.

Non-controlling interests

The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

Review of 2010 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2010(1)	Net interest income	$5,475	$160	$651	$(82)	$6,204
	Non-interest income	1,829	1,588	1,063	1,401	5,881
	Intersegment revenue	269	(269)	–	–	–
	Total revenue	7,573	1,479	1,714	1,319	12,085
	Provision for credit losses	1,186	1	88	(229)	1,046
	Non-interest expenses	3,842	1,163	1,147	875	7,027
	Income before taxes and non-controlling interests	2,545	315	479	673	4,012
	Income taxes	702	90	125	616	1,533
	Non-controlling interests	–	–	12	15	27
	Net income	$1,843	$225	$342	$42	$2,452
2009(1)	Net interest income	$4,669	$174	$430	$121	$5,394
	Non-interest income	2,224	1,438	82	790	4,534
	Intersegment revenue	230	(228)	–	(2)	–
	Total revenue	7,123	1,384	512	909	9,928
	Provision for credit losses	1,329	3	218	99	1,649
	Non-interest expenses	3,670	1,097	1,060	833	6,660
	Income (loss) before taxes and non-controlling interests	2,124	284	(766)	(23)	1,619
	Income taxes	607	95	(294)	16	424
	Non-controlling interests	–	–	–	21	21
	Net income (loss)	$1,517	$189	$(472)	$(60)	$1,174

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

CIBC 2011 ANNUAL REPORT	37

Management’s discussion and analysis

The following discussion provides a comparison of our results of operations for the years ended October 31, 2010 and 2009.

Overview

Net income for 2010 was $2,452 million, compared to $1,174 million in 2009. This was due to higher revenue driven mainly by lower structured credit run-off business losses and lower provision for credit losses, offset in part by higher income taxes and non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $450 million or 6% due to volume growth across most products, wider spreads in lending products, the impact of the acquisition of the MasterCard portfolio, and higher commercial banking fees, partially offset by narrower spreads in personal banking deposits.

Wealth Management

Revenue was up $95 million or 7% due to higher fee-based income as a result of increased retail brokerage volumes, strong mutual fund sales and market-driven increases in asset values.

Wholesale Banking

Revenue was up $1,202 million from 2009, primarily due to lower losses in the structured credit and other run-off businesses, lower MTM losses on corporate loan hedges, and higher merchant banking gains, partially offset by lower revenue from capital markets and real estate finance.

Corporate and Other

Revenue was up $410 million or 45% from 2009, mainly due to higher foreign exchange gains on capital repatriation activities and higher unallocated treasury revenue. These increases were partially offset by lower revenue from international banking due to the impact of a stronger Canadian dollar and lower volumes and narrower spreads in CIBC FirstCaribbean. Interest income from income tax reassessments was lower during 2010.

Consolidated CIBC

Net interest income

Net interest income was up $810 million or 15% from 2009, primarily due to higher treasury interest income, volume growth in most retail products, wider spreads in lending products, and interest income in the structured credit run-off business compared to interest expense in 2009. These factors were partially offset by narrower spreads in deposits, volume driven decreases in corporate lending, and lower income from U.S. real estate finance. Losses relating to interest rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting were included in 2009.

Non-interest income

Non-interest income was up $1,347 million or 30% from 2009, largely due to lower losses from the structured credit run-off business, and lower MTM losses associated with the corporate loan hedging program. In addition, foreign exchange gains on capital repatriation activities, realized gains on AFS securities net of write-downs, income from securitized assets, mutual fund fees, investment management and custodial fees, and credit fees were higher during 2010. These increases were partially offset by lower underwriting and advisory fees, card fees, and lower FVO gains from U.S. real estate finance. Gain on sale of a U.S. investment was included in 2010.

Provision for credit losses

The provision for credit losses was down $603 million or 37% from 2009. Specific provision decreased $211 million or 15%, primarily due to lower losses in the structured credit run-off and the U.S. real estate finance portfolios, and lower writeoffs in the cards and personal lending portfolios.

The change in the general provision was favourable by $392 million mainly due to improved economic conditions related to the cards and business and government lending portfolios. This was offset in part by the general allowance established for the acquisition of the MasterCard portfolio.

Non-interest expenses

Non-interest expenses increased by $367 million or 6% from 2009, primarily due to higher employee compensation and benefits, occupancy costs, advertising and business development spending, and professional fees, partially offset by lower capital taxes. Expenses for the settlement with the OSC relating to our participation in the ABCP market and the servicing fees in relation to the acquisition of the MasterCard portfolio were included in 2010.

Income taxes

Income tax expense was $1,533 million, compared to $424 million in 2009. This change was primarily due to higher income in 2010. Income tax expense in 2010 included increased taxes related to foreign exchange gains on capital repatriation activities.

38	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. We do not believe there are any material inherent limitations on the usefulness of these non-GAAP measures.

Net interest income (TEB)

We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading income (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.

Economic profit

Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Cash basis measures

Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. We use these measures as performance measures and not as liquidity measures. These performance measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure. In addition, these performance measures are used by some analysts to develop their earnings forecasts. Presenting these performance measures may assist them in their analysis.

Managed loans

We securitize loans and sell resulting securities or loans to variable interest entities (VIEs), that in turn issue securities to investors. These loans and securities are removed from the consolidated balance sheet upon sale. Loans on a managed basis include securitization inventory as well as loans and securities sold. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common shares excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income, less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

CIBC 2011 ANNUAL REPORT	39

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of our SBUs are provided in their respective sections.

Statement of operations measures

$ millions, for the year ended October 31		2011	2010	2009	2008	2007
Net interest income		$6,350	$6,204	$5,394	$5,207	$4,558
Non-interest income		5,899	5,881	4,534	(1,493)	7,508
Total revenue per financial statements		12,249	12,085	9,928	3,714	12,066
TEB adjustment		189	53	42	188	297
Total revenue (TEB)(1)	A	$12,438	$12,138	$9,970	$3,902	$12,363
Trading revenue		$269	$821	$(294)	$(7,239)	$(310)
TEB adjustment		187	49	38	183	292
Trading revenue (TEB)(1)		$456	$870	$(256)	$(7,056)	$(18)
Non-interest expenses per financial statements		$7,350	$7,027	$6,660	$7,201	$7,612
Less: amortization of other intangible assets		42	39	43	42	39
Cash non-interest expenses(1)	B	$7,308	$6,988	$6,617	$7,159	$7,573
Net income (loss) applicable to common shares		$2,902	$2,283	$1,012	$(2,179)	$3,125
Add: after-tax effect of amortization of other intangible assets		33	30	33	32	29
Cash net income (loss) applicable to common shares(1)	C	$2,935	$2,313	$1,045	$(2,147)	$3,154
Loans and acceptances (net of allowance for credit losses)		$194,379	$184,576	$175,609	$180,323	$170,678
Add: loans securitized		56,317	53,669	51,826	43,409	29,983
Managed loans and acceptances(1)	D	$250,696	$238,245	$227,435	$223,732	$200,661
Specific provision for credit losses		$925	$1,201	$1,412	$700	$614
Add: losses on securitized portfolio(3)		270	135	193	140	151
Specific provision for credit losses on a managed basis(3)	E	$1,195	$1,336	$1,605	$840	$765
Insured domestic residential mortgages – on-balance sheet	F	$63,351	$60,347
Insured domestic residential mortgages securitized		49,965	48,788
Managed insured domestic residential mortgages(1)	G	$113,316	$109,135
Domestic residential mortgages – on-balance sheet	H	$96,438	$90,430
Domestic residential mortgages securitized		50,607	49,435
Managed domestic residential mortgages(1)	I	$147,045	$139,865
Basic weighted average of common shares (thousands)	J	396,233	387,802	381,677	370,229	336,092
Diluted weighted average of common shares (thousands)	K	397,097	388,807	382,442	371,763	339,316
Cash efficiency ratio (TEB)(1)	B/A	58.8%	57.6%	66.4%	n/m	61.3%
Cash basic EPS(1)	C/J	$7.41	$5.96	$2.74	$(5.80)	$9.38
Cash diluted EPS(1)(2)	C/K	$7.39	$5.95	$2.73	$(5.80)	$9.30
Loan loss ratio (on managed basis)(1)	E/D	0.48%	0.56%	0.70%	0.38%	0.38%
Insured mortgages – on-balance sheet	F/H	66%	67%
Insured mortgages (on managed basis)(1)	G/I	77%	78%

(1)	Non-GAAP measure.
(2)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore cash basic and cash diluted EPS is the same.
(3)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
n/m	Not meaningful.

40	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Business line overview

New organizational structure

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Beginning in the third quarter of 2011, wealth management and international banking operations (including CIBC FirstCaribbean) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets, which includes the remaining businesses, was renamed Retail and Business Banking. Under the new organizational structure, CIBC now has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. Prior period information has been restated.

Other segment reporting changes

In the third quarter of 2011, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.

Beginning in the first quarter of 2011, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information has been restated.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Specific allowances for credit losses and related provisions are reported in the respective business segments, while the general allowance and related provision are reported in Corporate and Other.

Revenue, expenses, and balance sheet resources relating to certain activities are fully allocated to the lines of business within SBUs. The impact of the securitization activities on the net income including provision for credit losses is reported in Corporate and Other.

CIBC 2011 ANNUAL REPORT	41

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Across Retail and Business Banking, we are focused on our priorities which are: to build deeper relationships with our clients; improve our sales and service capabilities; and acquire and retain clients who seek deeper and more rewarding relationships.

In 2011, we invested in delivering greater access and choice to our clients in how they do their everyday banking:

•

We were recognized by Global Finance magazine as “Best in Mobile Banking” among banks globally, the first time this award has been given, reflecting the rapid growth of this channel. This recognition was based on criteria including strength of strategy for attracting and servicing customers, success in driving usage of mobile apps, and overall functionality;

•	We became the first bank to bring a mobile brokerage App to Canadian investors enabling them to execute trades using their mobile device;
•

We added Visa payWave, a contactless payment feature, on all newly issued and renewing credit cards in the Aerogold family, as well as on the CIBC Classic credit card, to further enhance the client experience; and

•	We completed the successful transition of more than 600,000 accounts to CIBC as part of the Citi MasterCard acquisition.

Priorities

•	Deepen client relationships

•	Improve sales and service capabilities

•	Acquire and retain clients

2011 in review

Personal banking

•	Completed the successful transition of the Citi MasterCard acquisition, becoming the largest dual issuer of Visa and MasterCard credit cards in Canada
•	Integrated our sales and service and distribution organization into a single team to increase our focus on our clients
•	Celebrated a milestone with more than 100 new branches opened in the past four years
•	Introduced a continuous process improvement working across all products and sales channels

Business banking

•	Strong growth in business lending and core deposits
•	Integrated business sales forces to create a better client experience within Commercial Banking
•	Established a new integrated Global Transaction Banking team
•	Recruited strong new executive talent in Business Banking

42	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010 (2)	2009 (2)
Revenue
Personal banking	$6,463	$6,260	$5,753
Business banking	1,403	1,370	1,299
Other	99	(57)	71
Total revenue (a)	7,965	7,573	7,123
Provision for credit losses	1,072	1,186	1,329
Non-interest expenses (b)	4,062	3,842	3,670
Income before taxes	2,831	2,545	2,124
Income tax expense	706	702	607
Net income (c)	$2,125	$1,843	$1,517

Efficiency ratio (b/a)	51.0%	50.7%	51.5%
Amortization of other intangible assets (d)	$11	$2	$–
Cash efficiency ratio(3) ((b-d)/a)	50.9%	50.7%	51.5%
Return on equity(3)	61.2%	59.6%	54.3%
Charge for economic capital(3) (e)	$(464)	$(428)	$(384)
Economic profit(3) (c+e)	$1,661	$1,415	$1,133
Average assets ($ billions)	$255.0	$253.5	$248.4
Full-time equivalent employees	21,658	21,622	21,457

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been reclassified to conform to the presentation adopted in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $282 million or 15% from 2010. Revenue increased as a result of volume growth across most lines of business, and higher treasury allocations and fees, partially offset by narrower spreads. Provision for credit losses was lower resulting from an improved economic environment while non-interest expenses were higher.

Revenue

Revenue was up $392 million or 5% from 2010.

Personal banking revenue was up $203 million or 3%, primarily due to the impact of the acquisition of the MasterCard portfolio and volume growth across most products, partially offset by narrower spreads.

Business banking revenue was up $33 million or 2%, primarily due to volume growth in lending and deposits and higher commercial banking fees, partially offset by narrower spreads.

Other revenue was up $156 million, primarily due to higher treasury allocations.

Provision for credit losses

Provision for credit losses was down $114 million or 10% from 2010. Lower losses were mainly driven by lower delinquencies, bankruptcies, and write-offs across most products, partially offset by the expected losses in the acquired MasterCard portfolio.

Non-interest expenses

Non-interest expenses were up $220 million or 6% from 2010, primarily as a result of higher pension expense, the impact of HST, higher corporate support costs, and servicing fees related to the MasterCard portfolio.

Income taxes

Income taxes were up $4 million or 1% from 2010, due to an increase in income, largely offset by a lower effective tax rate.

Average assets

Average assets were marginally higher by $1.5 billion or 1% from 2010.

CIBC 2011 ANNUAL REPORT	43

Management’s discussion and analysis

Wealth Management

Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Our objective is to be a leader in wealth management solutions in markets where we offer advice and to be a leading global asset manager by delivering exceptional value for our clients, our shareholders, our employees and our communities.

Deepening relationships with our clients and achieving what matters to them are at the core of our business and underpins our organizational and leadership focus.

Priorities

•	Provide advice and solution innovation to meet the current and evolving needs of our clients

•	Deliver superior investment performance for our clients through a disciplined process

•	Enhance the client experience by simplifying processes and building on the value that we provide each and every day

2011 in review

Retail brokerage

•	Introduced innovative loyalty pricing for self-directed clients
•	Leadership in mobile brokerage with first Canadian mobile brokerage App
•	Enhancing value for our CIBC Wood Gundy clients with the introduction of Financial Planners
•	New advisor training program launched to build advisory capabilities

Asset management

•	Investment performance consistently ranked amongst the Canadian leaders
•	Record net sales of long-term mutual funds
•	Fastest growing Top 40 Canadian Money Manager
•	Enhanced our investment and research capabilities with key hires
•	Leader in managed solutions, as measured by assets
•	Completed the acquisition of a minority interest of 41% in ACI (the assets under management do not include assets of ACI)

Private wealth management

•	Funds managed growth of 14%
•	Expanded or opened offices in four locations across the country
•	CIBC Private Investment Counsel fastest growing investment counselor amongst its peers

44	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010	2009
Revenue
Retail brokerage	$1,082	$987	$919
Asset management	456	392	366
Private wealth management	98	100	99
Total revenue (a)	1,636	1,479	1,384
Provision for credit losses	4	1	3
Non-interest expenses (b)	1,241	1,163	1,097
Income before taxes	391	315	284
Income tax expense	112	90	95
Net income (c)	$279	$225	$189

Efficiency ratio (b/a)	75.8%	78.6%	79.2%
Amortization of other intangible assets (d)	$1	$1	$1
Cash efficiency ratio (TEB)(2) ((b-d)/a)	75.7%	78.5%	79.1%
Return on equity(2)	31.3%	26.3%	21.5%
Charge for economic capital(2) (e)	$(116)	$(115)	$(116)
Economic profit (loss)(2) (c+e)	$163	$110	$73
Average assets ($ billions)	$3.4	$3.0	$2.9
Assets under administration ($ billions)	$202.9	$198.9	$179.6
Full-time equivalent employees	3,731	3,547	3,570

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $54 million or 24% from 2010, primarily due to higher revenue from retail brokerage and asset management, partially offset by higher non-interest expenses.

Revenue

Revenue was up $157 million or 11% from 2010.

Retail brokerage revenue was up $95 million or 10%, primarily due to higher fee-based revenue, wider spreads, and higher commissions from new issues.

Asset management revenue was up $64 million or 16%, primarily due to higher client assets under management driven by higher net sales of long-term mutual funds and improved capital markets. Starting in the fourth quarter of 2011, it also includes revenue from our investment in ACI.

Private wealth management revenue was comparable to 2010.

Non-interest expenses

Non-interest expenses were up $78 million or 7%, primarily due to higher performance-based compensation and pension expense.

Income taxes

Income taxes were up $22 million or 24% from 2010, mainly due to an increase in income.

Assets under administration

Assets under administration were up $4.0 billion or 2% from 2010, primarily due to higher net sales of long-term mutual funds and higher average balances in client assets.

CIBC 2011 ANNUAL REPORT	45

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our objective is to be the premier client-focused wholesale bank centred in Canada with a reputation for consistent and sustainable earnings, for risk-controlled growth and for being a well-managed firm known for excellence in everything we do.

In 2011, CIBC participated in a number of key transactions as:

•	financial advisor to Equinox Minerals Limited on its $7.3 billion sale to Barrick Gold;

•

lead manager of Intact Financial Corporation’s (Intact) $962 million common equity offering – the largest Canadian bought deal in 2011 – and lead arranger of $1.6 billion in credit facilities for Intact;

•

financial advisor to Ontario Power Generation’s award-winning $1.9 billion debt financing program to fund the redevelopment and expansion of four hydroelectric generating stations on the Lower Mattagami River; mandate included acting as joint bookrunner on the program’s inaugural $475 million bond transaction;

•	joint bookrunner on two unsecured debenture offerings for Bell Canada totalling $2.0 billion;

•	sole lead arranger for a $1.5 billion revolving credit facility for TransAlta; and

•	lead manager of the Whistler Blackcomb Holdings Inc., Parallel Energy Trust and Pretium Resources Inc., Initial Public Offerings (IPO), as well as senior co-manager of the General Motors IPO.

Priorities

•	Client-focused strategy

•	Profitable leadership in core businesses

•	Grow with CIBC

2011 in review

Capital markets

•	Participated in 250 deals, more than any other Canadian dealer
•	Ranked #1 in market share (up from #2 in 2010), maintaining our status as the #1 or #2 equity underwriter in Canada since 2003
•	Led several large offerings, most notably Intact’s $962 million offering and Brookfield Asset Management’s $578 million offering
•	#1 in market share in equity trading by both volume and value
•	Broadened client-focused product capabilities, including the delivery of the CORE platform
•	Improved foreign exchange market share

(1) Prior year information has been restated to conform to the presentation adopted in the current year.

Corporate and investment banking

•	Maintained strong position in mergers and acquisitions, debt underwriting, and syndicated lending, and improved market position in equity underwriting
•	Improved Canadian lending market share; global authorized loan commitments up 21%
•	Expanded our U.S. Energy lending capabilities, to more effectively serve both existing and new clients
•

Increased focus on Infrastructure, with our Project Finance team leading, co-leading, or participating in debt financing for a number of power projects across a variety of industries including renewable power, conventional power, transmission, health-care, justice, and transportation

(1) Prior year information has been restated to conform to the presentation adopted in the current year.

46	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2011	2010	2009
Revenue (TEB)(2)(3)
Capital markets	$1,111	$1,051	$1,291
Corporate and investment banking	952	718	694
Other	1	(2)	(1,431)
Total revenue (TEB)(3) (a)	2,064	1,767	554
TEB adjustment	189	53	42
Total revenue (b)	1,875	1,714	512
Provision for credit losses	32	88	218
Non-interest expenses (c)	1,198	1,147	1,060
Income (loss) before taxes and non-controlling interests	645	479	(766)
Income tax expense (benefit)	79	125	(294)
Non-controlling interests	1	12	–
Net income (loss) (d)	$565	$342	$(472)

Efficiency ratio (c/b)	63.9%	66.9%	n/m
Amortization of other intangible assets (e)	$–	$1	$2
Cash efficiency ratio (TEB)(3) ((c-e)/a)	58.1%	64.9%	n/m
Return on equity(3)	31.2%	17.6%	(20.6)%
Charge for economic capital(3) (f)	$(237)	$(254)	$(347)
Economic profit (loss)(3) (d+f)	$328	$88	$(819)
Average assets ($ billions)	$112.3	$105.1	$110.8
Full-time equivalent employees	1,206	1,159	1,077

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated to conform to the presentation adopted in the current year.
(3)	For additional information, see the “Non-GAAP measures” section.

n/m Not meaningful.

Financial overview

Net income was up $223 million or 65% from 2010. This was primarily due to higher revenue from corporate and investment banking, a lower provision for credit losses, and a lower effective tax rate, partially offset by higher non-interest expenses.

Revenue (TEB)(3)

Revenue was up $297 million or 17% from 2010.

Capital markets revenue was up $60 million or 6%, driven by higher tax-exempt revenue and higher equity sales and new issuances revenue, partially offset by lower fixed income revenue. The prior year included a reversal of credit valuation adjustment (CVA) charges against credit exposures to derivative counterparties (other than financial guarantors) whereas the current year included an expense.

Corporate and investment banking revenue was up $234 million or 33%, primarily due to higher merchant banking gains and higher revenue from corporate credit and advisory, partially offset by lower revenue from U.S. real estate finance.

Other revenue was up $3 million, primarily due to lower MTM losses on corporate loan hedges, and lower losses in the structured credit run-off business. The prior year included the reversal of interest expense on tax reassessments.

Provision for credit losses

Provision for credit losses was down $56 million or 64% from 2010, mainly due to lower losses in the U.S. real estate finance portfolio as a result of relative stabilization in the U.S. commercial real estate market.

Non-interest expenses

Non-interest expenses were up $51 million or 4%, primarily due to higher performance-based compensation and expenses related to the sale of a merchant banking investment, higher employee salaries and benefits, and communication expenses, partially offset by lower capital taxes. The prior year included expenses related to the ABCP settlement with the OSC.

Income taxes

Income tax expense was down $46 million or 37% from 2010, largely due to higher tax-exempt income, partially offset by an increase in the relative proportion of income earned in jurisdictions subject to higher income tax rates.

Average assets

Average assets were up $7.2 billion or 7% from 2010, primarily due to increased trading activity.

CIBC 2011 ANNUAL REPORT	47

Management’s discussion and analysis

Structured credit run-off business

Results

$ millions, for the year ended October 31	2011	2010	2009
Net interest income (expense)	$(31)	$3	$(117)
Trading income (loss)	(201)	188	(1,047)
FVO gains (losses)	119	(354)	205
Other income	12	30	1
Total revenue	(101)	(133)	(958)
Non-interest expenses	69	99	45
Loss before taxes	(170)	(232)	(1,003)
Income tax benefit	48	71	319
Net loss	$(122)	$(161)	$(684)

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

The net loss for the year was $122 million, compared with $161 million in the prior year.

The loss for the year was mainly due to a decrease in the value of receivables net of CVA related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, non-interest and net interest expenses. The total CVA loss for financial guarantors was $3 million (US$3 million) for the year.

During the year, we reduced our overall notional positions by US$18.5 billion, from US$48.7 billion to US$30.2 billion. This included US$16.3 billion of sales and terminations discussed below, which resulted in a net gain of $3 million (US$3 million). The reductions in positions during the year resulted from the following activities:

•

We sold security positions and terminated written credit derivatives, as well as terminated certain hedges and unmatched protection purchased mainly from financial guarantors, which reduced our notional positions by US$9.6 billion;

•

We sold the residual interest in our U.S. residential mortgage market (USRMM) positions which had been hedged by a previously issued limited recourse note. As a result of the sale of our residual interest, we no longer have any remaining exposures to underlying collateral on investments (notional of US$2.9 billion and fair value of US$183 million) and written credit derivatives (notional of US$1.2 billion and fair value of US$1.0 billion). We have accordingly excluded these positions from the table below;

•

We terminated $2.6 billion of written credit derivatives which were hedged through protection purchased from a Canadian conduit. Subsequent to the year end we terminated US$2.2 billion of the purchased protection resulting in no significant gain or loss; and

•	Our positions also reduced by US$2.2 billion due primarily to normal amortization, maturities and foreign currency related impacts during the year.

48	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2011			Investments and loans(1)		Written credit derivatives, liquidity and credit facilities		Credit protection purchased from:
							Financial guarantors		Other counterparties
	Notional	Fair value of trading and AFS securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$361	$335	$–	$–	$361	$335
CLO	4,168	–	3,843	3,937	3,376	174	6,436	244	341	21
Corporate debt	–	–	–	–	4,980	170	–	–	4,980	171
Other	1,090	382	303	390	687	86	427	73	26	5
Unmatched	–	–	–	–	–	–	397	162	2,598	4
	$5,258	$382	$4,146	$4,327	$9,404	$765	$7,260	$479	$8,306	$536
Oct. 31, 2010	$12,006	$855	$7,284	$7,428	$15,163	$1,997	$13,102	$719	$8,469	$574

(1)	Excluded from the table above are equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with a notional of US$239 million (2010: US$249 million) and a carrying value of US$17 million (2010: US$18 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, comprising a written credit derivative amounted to US$26 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European based (35%) senior secured leveraged loans. As at October 31, 2011, approximately 9% of the total notional amount of the CLO tranches was rated equivalent to AAA, 74% was rated between the equivalent of AA+ and AA-, and the remainder was equivalent of A+. As at October 31, 2011, approximately 11 % of the underlying collateral was rated equivalent to BB- or higher, 50% was rated between the equivalent of B+ and B-, 10% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 3.2 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 62 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Significant positions in Other include:

•

US$330 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as loans and had a fair value of US$199 million and carrying value of US$283 million;

•

US$214 million notional value of trading securities with a fair value of US$160 million, and US$341 million notional value of written protection with a fair value of US$83 million, on inflation-linked notes and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities (RMBS), with 51% rated the equivalent of AA- or higher and the majority of the remaining rated equivalent of BBB or lower;

•	US$79 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$66 million and carrying value of US$69 million;

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$290 million and a fair value of US$217 million, and tracking notes classified as AFS with a notional value of US$80 million and a fair value and carrying value of US$4 million. These notes were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$301 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt, a loan backed by film receivables and a CLO tranche.

CIBC 2011 ANNUAL REPORT	49

Management’s discussion and analysis

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s and/or Moody’s Investors Service), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties

US$ millions, as at October 31, 2011	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors(1)
Investment grade	$3,902	$–	$–	$84	$197	$4,183	$443	$(85)	$358
Non-investment grade	75	–	–	248	–	323	88	(45)	43
Unrated	2,459	–	–	95	200	2,754	153	(75)	78
	6,436	–	–	427	397	7,260	684	(205)	479
Other counterparties(1)
Investment grade	341	20	361	26	–	748	362	2	364
Unrated	–	4,960	–	–	2,598	7,558	176	(4)	172
	341	4,980	361	26	2,598	8,306	538	(2)	536
Total	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015
Oct. 31, 2010	$10,355	$8,242	$402	$747	$1,825	$21,571	$1,587	$(294)	$1,293

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2011 was US$675 million relative to US$172 million of net exposure. As previously noted, we terminated US$2.2 billion of the unmatched purchased protection subsequent to the end of the year.

Gain on reduction of unfunded commitment on a variable funding note (VFN)

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to Note 24 to the consolidated financial statements for additional details.

50	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other comprises the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.

Results(1) $ millions, for the year ended October 31	2011	2010(2)	2009(2)
Revenue
International banking	$549	$636	$765
Other	224	683	144
Total revenue	773	1,319	909
(Reversal of) provision for credit losses	(267)	(229)	99
Non-interest expenses	849	875	833
Income (loss) before taxes and non-controlling interests	191	673	(23)
Income tax expense	72	616	16
Non-controlling interests	9	15	21
Net income (loss)	$110	$42	$(60)
Full-time equivalent employees	15,644	16,026	15,837

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Prior year information has been restated to conform to the presentation adopted in the current year.

Financial overview

Net income was up $68 million from 2010. The current year included the gain on sale of CMT’s Issuer Services business, higher unallocated treasury revenue, higher interest income on tax reassessments, and lower unallocated corporate support costs. These were partially offset by a lower reversal of credit losses in the general allowance, lower revenue from international banking, and higher losses related to securitization activities. The prior year included a higher net loss on capital repatriation activities and a write-down of future tax assets.

Revenue

Revenue was down $546 million or 41% from 2010.

International banking revenue was down $87 million or 14%, primarily due to lower gains on sale of AFS securities and the impact of a stronger Canadian dollar in CIBC FirstCaribbean.

Other revenue was down $459 million or 67% from 2010, primarily due to lower foreign exchange gains on capital repatriation activities and higher losses related to securitization activities. These were partially offset by higher unallocated treasury revenue, the gain on sale of CMT’s Issuer Services business, and higher interest income on tax reassessments.

(Reversal of) provision for credit losses

Reversal of credit losses was up $38 million or 17% from 2010, primarily due to higher recoveries on securitized card balances partially offset by a lower reversal of credit losses in the general allowance. The current year had a higher provision for credit losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $26 million or 3% from 2010, primarily due to lower unallocated corporate support costs.

Income taxes

Income tax expense was down $544 million or 88% from 2010, primarily due to lower income tax expense related to capital repatriation activities. The prior year included a future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates.

CIBC 2011 ANNUAL REPORT	51

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2011	2010
Assets
Cash and deposits with banks	$6,297	$12,052
Securities
Trading	32,797	28,557
AFS	29,212	26,621
FVO	20,064	22,430
	82,073	77,608
Securities borrowed or purchased under resale agreements	27,840	37,342
Loans
Residential mortgages	99,603	93,568
Personal	34,842	34,335
Credit card	10,408	12,127
Business and government	41,812	38,582
Allowance for credit losses	(1,647)	(1,720)
	185,018	176,892
Derivative instruments	28,259	24,682
Customers’ liability under acceptances	9,361	7,684
Other assets	14,851	15,780
	$353,699	$352,040
Liabilities and shareholders’ equity
Deposits
Personal	$116,592	$113,294
Business and government	134,636	127,759
Bank	4,181	5,618
	255,409	246,671
Derivative instruments	29,807	26,489
Acceptances	9,396	7,684
Obligations related to securities lent or sold short or under repurchase agreements	24,622	37,893
Other liabilities	11,823	12,572
Subordinated indebtedness	5,138	4,773
Non-controlling interests	164	168
Shareholders’ equity	17,340	15,790
	$353,699	$352,040

Assets

As at October 31, 2011, total assets were up by $1.7 billion from 2010.

Cash and deposits with banks decreased $5.8 billion or 48%, mainly due to lower treasury deposit placements.

Securities were up $4.5 billion or 6%, due to increases in trading and AFS securities, partially offset by a decrease in FVO securities. Trading securities increased mainly in the equity portfolio, partially offset by a decrease in government-issued securities. AFS securities increased mainly due to higher government-issued bonds and an increase in market valuations as a result of market changes. FVO securities decreased largely due to the sale of mortgage-backed and government-issued securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements decreased by $9.5 billion or 25% primarily due to reduced client demand and our funding requirements.

Loans increased by $8.1 billion or 5%. Residential mortgages were up $6.0 billion due to volume growth, net of securitizations and repayments. Personal loans were up $507 million due to business growth. Credit card loans were down $1.7 billion mostly due to securitizations. Business and government loans increased by $3.2 billion, primarily due to growth in U.S. real estate finance and corporate lending and the purchase of certain retained interests related to the credit

52	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

card securitizations, partially offset by a reduction in our CLO exposure. A detailed discussion of the loan portfolios is included in the “Management of risk” section. Further details on the composition of loans are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments increased $3.6 billion or 14% ($0.3 billion or 1%, net of derivative liabilities) due to a change in market valuation of interest rate and equity derivatives as well as an increase in volume of transactions. Further details on the composition of derivatives are provided in Notes 2 and 14 to the consolidated financial statements.

Customers’ liability under acceptances increased by $1.7 billion or 22%, driven by growth in corporate and commercial lending.

Other assets were down by $929 million or 6%, mainly due to lower future income tax assets, collateral pledged, and items in transit, partially offset by our equity-accounted investment in ACI.

Liabilities

Total liabilities as at October 31, 2011 were up by $109 million from 2010.

Deposits were up $8.7 billion or 4%, mainly due to growth in deposits and wholesale funding activity. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Derivative instruments increased $3.3 billion or 13% due to the reasons noted above for derivative assets.

Acceptances increased by $1.7 billion or 22% due to the reasons noted above.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $13.3 billion or 35%, reflecting our funding requirements and client-driven activities.

Other liabilities decreased by $749 million or 6%, mainly arising from the settlement of preferred share liabilities redeemed on October 31, 2010.

Subordinated indebtedness increased by $365 million or 8% reflecting our net issuance and redemption activities. See the “Capital resources” section for more details.

Shareholders’ equity

Shareholders’ equity as at October 31, 2011 was up by $1.6 billion or 10%, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were partially offset by the redemption of the preferred shares and a decrease in AOCI.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital and ratios

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI). The OSFI guidelines evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

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Management’s discussion and analysis

Under the Basel II AIRB approach, credit RWAs are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD), and exposure at default (EAD), and in some cases, maturity adjustments.

Under the Basel II standardized approach, credit RWAs are calculated by applying the weighting factors specified in the

The components of our RWAs are shown in the table below:

OSFI guidelines to on- and off-balance sheet exposures. RWAs for market risk in the trading portfolio are statistically determined based on models approved by OSFI. RWAs for operational risk related to losses from inadequate or failed processes, people, and systems are determined under a model-based approach approved by OSFI.

	Risk-weighted amounts
$ millions, as at October 31	2011	2010
Credit risk
Standardized approach
Corporate	$3,735	$4,729
Sovereign	676	178
Banks	428	394
Real estate secured personal lending	1,652	1,653
Other retail	1,961	2,288
	8,452	9,242
AIRB approach
Corporate	34,988	31,236
Sovereign	1,544	1,595
Banks	3,077	3,902
Real estate secured personal lending	4,876	4,213
Qualifying revolving retail	15,544	14,281
Other retail	5,764	5,302
Equity(1)	613	695
Trading book	2,574	3,516
Securitizations	2,119	1,761
Adjustment for scaling factor	4,266	3,990
	75,365	70,491
Other credit risk-weighted assets	6,293	7,049
Total credit risk	90,110	86,782
Market risk (Internal Models Approach)	1,646	1,625
Operational risk (Advanced Measurement Approach)	18,212	18,256
Total risk-weighted assets	$109,968	$106,663

(1)	100% risk-weighted.

RWAs increased mainly due to increased corporate exposures and updates to our advanced internal ratings-based (AIRB) model parameters, partially offset by decreased exposure to banks and structured credit.

54	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

The components of our regulatory capital and ratios are shown in the table below:

$ millions, as at October 31	2011	2010
Tier 1 capital
Common shares	$7,376	$6,804
Contributed surplus	90	96
Retained earnings	7,605	6,095
Net after-tax fair value losses arising from changes in institution’s own credit risk	–	1
Foreign currency translation adjustments	(650)	(575)
Non-cumulative preferred shares	2,756	3,156
Innovative instruments	1,600	1,599
Certain non-controlling interests in subsidiaries	164	168
Goodwill	(1,894)	(1,913)
Gains on sale of applicable securitized assets	(60)	(58)
50/50 deductions from each of Tier 1 and Tier 2(1)	(779)	(522)
16,208	14,851
Tier 2 capital
Perpetual subordinated indebtedness	234	270
Other subordinated indebtedness (net of amortization)	4,741	4,404
Net after-tax unrealized holding gains on AFS equity securities	5	4
Eligible general allowance (standardized approach)	108	126
50/50 deductions from each of Tier 1 and Tier 2(1)	(779)	(522)
Investment in insurance activities(2)	(230)	(167)
4,079	4,115
Total capital available for regulatory purposes	$20,287	$18,966
Regulatory capital ratios
Tier 1 capital	14.7%	13.9%
Total capital	18.4%	17.8%
Assets-to-capital multiple (ACM)	16.0	x	17.0x

(1)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), and substantial investments in unconsolidated entities.

(2)	Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.

Tier 1 and Total regulatory capital increased mainly due to internal capital generation and the issuance of common shares, offset in part by regulatory deductions related to our investment in ACI and the redemption of preferred shares noted in the “Capital management” section. Total regulatory capital as at October 31, 2011 also reflected the issuance and redemption of subordinated debt noted in the “Capital management” section.

The Tier 1 ratio was up 0.8% and the Total capital ratio was up 0.6% from October 31, 2010. The capital ratios benefited from an increase in both Tier 1 and Total regulatory capital, offset in part by an increase in RWAs.

We are required to hold regulatory capital for the underlying securitized credit card receivables (both for our Cards II and Broadway Trusts) as if they had remained on our consolidated balance sheet. Applying this treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.49% and 0.63%, respectively (2010: 0.34% and 0.42%, respectively).

Basel III and revisions to regulatory capital requirements

In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) proposed significant enhancements and capital reforms to the current framework. Revisions to the

Basel II market risk framework, effective in the first quarter of fiscal 2012, will raise capital requirements for the trading book and complex securitization exposures. The complete revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning to numerous new requirements.

Significant Basel III reforms include the following:

•

Introducing a new common equity ratio (the Common Equity Tier 1 ratio). Certain adjustments are made to common equity, for example the deduction of goodwill, intangible assets and a portion of significant equity investments in financial entities, for the purpose of calculating this new ratio. The adjustments will be phased-in commencing January 1, 2013. Banks will be required to meet the new Common Equity Tier 1 ratio standard during a transition period beginning January 1, 2013 and ending on January 1, 2019. The minimum Common Equity Tier 1 ratio requirement of 4.5% and an incremental 2.5% conservation buffer will be phased-in during the transition period;

CIBC 2011 ANNUAL REPORT	55

Management’s discussion and analysis

•

Increasing the minimum Tier 1 capital and Total capital ratios to 8.5% and 10.5%, respectively, including a 2.5% conservation buffer. These increases will also be phased-in commencing January 1, 2013 with banks expected to meet the new standards through a transition period ending on January 1, 2019;

•

Amending the rules on instruments that can be considered qualifying capital instruments for the purposes of calculating regulatory capital. In particular, Basel III requires that capital instruments be capable of absorbing loss at the point of non-viability of a financial institution. The inclusion of non-qualifying capital instruments in regulatory capital calculations will be phased-out between January 1, 2013 and January 1, 2022;

•	Increasing capital requirements for counterparty credit exposures arising from derivative, repo and securities financing activities; and

•	Introducing a new global leverage ratio to address balance sheet leverage. The BCBS will be monitoring and refining this new ratio between 2011 and 2017 before its final implementation in 2018.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. We expect to exercise our regulatory event redemption right in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes – Series B due June 30, 2108 issued by CIBC Capital Trust.

On August 16, 2011, we received confirmation from OSFI that our non-cumulative Class A preferred shares, Series 26, 27 and 29 (the Convertible Preferred Shares) will be treated as non-viability contingent capital (NVCC) for the purposes of determining regulatory capital under Basel III. In connection with receiving this confirmation, we have irrevocably renounced by way of a deed poll, our right to convert the Convertible Preferred Shares into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 NVCC Advisory issued by OSFI; and we have provided an undertaking to OSFI that we will immediately exercise our right to convert each of the Convertible Preferred Shares into CIBC common shares upon the occurrence of a Trigger Event.

On November 4, 2011, the BCBS issued rules to reduce the moral hazard and probability of failure of global systemically important banks (G-SIBs). The rules include an assessment methodology for determining global systemic importance and increased minimum common equity requirements for banks identified as G-SIBs. CIBC was not identified as a G-SIB under the BCBS methodology.

We maintain prudent capital planning practices to ensure we are adequately capitalized and continue to exceed minimum standards and internal targets. While OSFI has confirmed that Basel III will be adopted in Canada, revised national regulations are not expected to be released until 2012. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and confirmed by OSFI, while continuing to invest for future growth.

Capital management

Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

The following were the main capital initiatives undertaken in 2011:

Subordinated debt

On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.

On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

56	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

On October 31, 2011, we purchased and cancelled US$30 million ($29 million) of our Floating Rate Debenture Notes due 2084. As a result, the principal balance outstanding on this issue was reduced to US$169 million ($168 million).

Preferred shares

On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.

On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share for a total amount of $412 million.

Common shares

During the year, we issued 1.2 million (2010: 1.9 million) new common shares for a total consideration of $79 million (2010: $88 million), pursuant to stock option plans.

Under CIBC’s Shareholder Investment Plan (Plan), shareholders may elect to reinvest dividends received on common or preferred shares into additional common shares, and purchase additional common shares through optional cash contributions. Under the Plan, we may elect to have shares issued from Treasury or purchased in the open market. If the shares are issued from Treasury, we may offer a discount on reinvested dividends. Commencing with dividends paid on April 28, 2011, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Plan receive a 2% discount from average market price (as defined in the Plan) on the reinvested dividends in additional common shares. Previously, the shares were issued at a 3% discount. During 2011, we issued 5.5 million (2010: 6.0 million) new common shares for a total consideration of $411 million (2010: $419 million), pursuant to the Plan.

Effective February 2010, employee contributions to CIBC’s Canadian ESPP have been used to purchase common shares issued from Treasury. For additional details about the ESPP, see Note 20 to the consolidated financial statements. During 2011, we issued 1.1 million (2010: 0.8 million) new common shares for a total consideration of $85 million (2010: $56 million), pursuant to the ESPP.

Dividends

We paid quarterly dividends of 87 cents per common share for the first three quarters of fiscal 2011. For the fourth quarter of 2011, we increased our quarterly dividend from 87 cents per share to 90 cents per share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 17 and 18 to the consolidated financial statements.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of balance sheet resources.

Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

Total economic capital by risk type

Total economic capital by operating segments

CIBC 2011 ANNUAL REPORT	57

Management’s discussion and analysis

Outstanding share data

	Conversion for common shares(1)
	Shares outstanding		CIBC’s
As at November 28, 2011	No. of shares	$ millions	conversion date
Common shares(2)	400,749,254	$7,392
Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300	not convertible
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 31	18,000,000	450	not convertible
Series 32	12,000,000	300	not convertible
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$2,756
Stock options outstanding	4,667,810

(1)	Preferred shareholders do not hold the right to convert their preferred shares into common shares.

(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 NVCC Advisory issued by OSFI. We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Non-cumulative Rate Reset Class A Preferred Shares, Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Off-balance sheet arrangements

Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements, and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit, and liquidity risk, as discussed in the “Management of risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management, and/or funding management purposes.

Securitizations

Off-balance sheet arrangements may involve the use of VIEs. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.

58	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.

VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine, and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS which aggregate residential mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs aggregate securities issued by other CDOs and then issue a further tranche of debt securities.

VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

We engage one or more of the four major rating agencies, Moody’s Investors Service (Moody’s), DBRS, Standard & Poor’s (S&P) and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

Securitization of our own assets

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the aforementioned criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt, and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.

Residential mortgage loans

We securitize insured fixed- and variable-rate residential mortgages through the creation of National Housing Act (NHA) MBS. Under the Canada Mortgage Bond (CMB) program, sponsored by Canada Mortgage and Housing Corporation (CMHC), we sell mortgage-backed securities (MBS) to a securitization trust. We have also sold MBS directly to CMHC under the Government of Canada NHA MBS Auction process. Under the CMB program, the MBS are sold to a government sponsored securitization trust that issues securities to investors. During the year, we sold approximately $12.9 billion (2010: $12.1 billion) of MBS under these programs.

We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the government sponsored securitization trust to receive interest cash flows from the securitized MBS assets in return for paying interest on the bond issued. In addition to interest on the MBS assets, the swap arrangement entitles us to any interest earned on the principal reinvestment account resulting from principal repayment on those MBS assets. As at October 31, 2011, we continue to service $49.7 billion (2010: $48.5 billion) of securitized mortgages under the NHA MBS Program.

We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a trust. The trust is a qualifying special purpose entity (QSPE), which we are not required to consolidate. During the year, we sold $0.3 billion (2010: $0.4 billion) of these mortgages into the QSPE. We have retained interests in those mortgages through the retention of the excess spread and provide a cash reserve account that is subordinate to the funding obligations to investors of the ABS. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived from the coupon of the underlying mortgages. We also provide a liquidity facility to the QSPE. As at October 31, 2011, we continue to service $0.9 billion (2010: $0.9 billion) of securitized mortgages sold to the QSPE.

Credit card receivables

Credit card receivables are securitized through our Cards II Trust (Cards II), which was established to purchase a proportionate share of designated portfolios, with the proceeds of securities issued by the trust. Additionally, effective September 1, 2010, we also securitize credit card receivables

CIBC 2011 ANNUAL REPORT	59

Management’s discussion and analysis

associated with explicitly identified individual accounts through Broadway Trust (Broadway). We are one of several underwriters that distribute securities issued by the trusts. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. The trusts meet the criteria for a QSPE and, accordingly, we do not consolidate either of the trusts.

We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. Our interests in the excess spread from the trusts are subordinate to the trusts’ obligation to the holders of their ABS. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected. As at October 31, 2011, we continue to service $5.4 billion (2010: $3.8 billion) of securitized credit card receivables sold to the trusts.

Commercial mortgage loans

We securitize certain commercial mortgages through a pass-through structure that results in ownership certificates held by various investors. The trust meets the requirements of a QSPE and, accordingly, we do not consolidate the trust. As at October 31, 2011, we held ownership certificates of $5 million (2010: $5 million). As at October 31, 2011, we continue to service $360 million (2010: $437 million) of securitized commercial mortgages sold to the trust.

Securitization of third-party assets

CIBC sponsored conduits

We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancements from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored ABCP programs in Crisp Trust, Safe Trust, Smart Trust, and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as a counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.

As at October 31, 2011, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.3 billion (2010: $2.1 billion). The estimated weighted-average life of these assets was 1.0 year (2010: 1.5 years). Our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $3 million (2010: $110 million). Our committed backstop liquidity facilities to these conduits were $1.8 billion (2010: $2.6 billion). We provided credit facilities of $40 million (2010: $40 million) to these conduits.

We also participated in a syndicated facility for a three-year commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. As at October 31, 2011, we funded $77 million (2010: $72 million) by the issuance of bankers’ acceptances.

Revenue from the above activities amounted to approximately $9 million (2010: approximately $12 million).

CIBC structured CDO vehicles

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

60	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Third party structured vehicles – run-off

Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation, and flow trading which earned us a spread on matching positions.

Previously, we excluded certain VIEs where we were considered the primary beneficiary and consolidated the entities. During the year, we determined that we were no longer the primary beneficiary to certain VIEs subsequent to the sale of our residual interest in those VIEs. The exposure to these entities is included in the table below.

Third party structured vehicles – continuing

We have investments in third-party structured vehicles through our treasury and trading activities.

Our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written credit default swap (CDS) contracts and total return swap contracts payable under which we assume exposures.

$ millions, as at October 31			2011			2010
	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)
CIBC-sponsored conduits	$ 80	$ 1,297	$ –	$ 182	$ 2,182	$ –
CIBC-structured CDO vehicles	292	42	284	448	50	389
Third-party structured vehicles – structured credit run-off	4,583	391	4,830	7,696	585	5,128
Third-party structured vehicles – continuing	2,146	16	–	1,778	–	–

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. $3.9 billion (2010: $6.4 billion) of the exposures related to CIBC-structured CDO and third-party structured vehicles were hedged.

(2)	The negative fair value recorded on the consolidated balance sheet was $1.6 billion (2010: $1.1 billion). Notional of $3.6 billion (2010: $4.7 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (2010: $0.5 billion). Accumulated fair value losses amount to nil (2010: $0.5 billion) on unhedged written credit derivatives.

Details of our consolidated VIEs and securitization transactions during the year are provided in Note 5 to the consolidated financial statements.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.

•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

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Management’s discussion and analysis

Credit-related arrangements

We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

	Contract amounts expiration per period
$ millions, as at October 31	Less than 1 year	1-3 years	3-5 years	Over 5 years	2011 Total	2010 Total
Securities lending(1)(2)	$ 57,286	$ –	$ –	$ –	$ 57,286	$ 57,325
Unutilized credit commitments(3)(4)	118,187	9,986	10,982	1,193	140,348	132,261
Backstop liquidity facilities	3,176	–	–	–	3,176	4,403
Standby and performance letters of credit	5,180	656	463	24	6,323	5,721
Documentary and commercial letters of credit	312	–	–	–	312	290
Other	412	–	–	–	412	381
	$ 184,553	$ 10,642	$ 11,445	$ 1,217	$ 207,857	$ 200,381

(1)	Includes the full contract amount of custodial client securities totalling $46.3 billion (2010: $45.0 billion) lent by CIBC Mellon Global Securities Services Company (GSS), which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $2.8 billion (2010: $4.3 billion) for cash is excluded from the table above as it is reported on the consolidated balance sheet.

(3)	Starting 2011, includes personal, home equity and credit card lines of credit. Prior year information was restated accordingly.

(4)	Includes irrevocable lines of credit totalling $32.2 billion (2010: $34.9 billion), of which $11.7 billion (2010: $14.3 billion) will expire in one year or less.

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 24 to the consolidated financial statements.

62	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided, in the MD&A, certain disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that handbook section. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

Risk overview

Most of our business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity, and operational risks.

Our objective is to balance the level of risk with our business objectives for growth and profitability, in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures, and other controls.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.

Our risk management framework includes:

• Risk policies, procedures, and limits to align activities with risk appetite;

• Regular risk reports to identify and communicate risk levels;

• An independent control framework to identify and test compliance with key controls;

• Stress testing to consider potential impacts of changes in the business environment on capital, liquidity, and earnings; and

• Oversight through our risk-focused committees and governance structures.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.

Risk governance

Our risk governance and management structure is illustrated below:

Risk governance and management structure

Board of Directors

Risk Management Committee

Audit Committee

Senior Executive Team

Asset Liability Committee

Capital and Risk Committee

Governance and Control Committee

Reputation and Legal Risks Committee

Capital Markets Risk Management

Card Products Risk Management

Risk Management

Key Risk Management Groups

Retail Lending and Wealth Risk Management

Wholesale Credit and Investment Risk Management

Risk Services

Business Units

CIBC 2011 ANNUAL REPORT	63

Management’s discussion and analysis

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures, and limits related to the identification, measurement, monitoring, and control of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating, and managing risks across CIBC. The SET is supported by the following committees:

Asset Liability Committee (ALCO): This committee, which comprises the SET, senior business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.

Capital and Risk Committee (CRC): This committee, which comprises the SET, senior leaders from the lines of business and Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

Governance and Control Committee (GCC): This committee, which comprises senior leaders from Risk Management, lines of business and other infrastructure groups, acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

Reputation and Legal Risks (RLR) Committee: This committee, which comprises senior leaders from Risk Management and other infrastructure groups, reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management

The Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring, and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate, and monitor the risks associated with business activities and strategies.

The Risk Management group performs several important activities including the following:

Developing CIBC’s risk appetite;

Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;

Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;

Measuring, monitoring, and reporting on risk levels;

Identifying and assessing emerging and potential strategic risks; and

Deciding on transactions that fall outside of risk limits delegated to underlying business lines.

The five key groups within Risk Management, independent of the originating businesses, that contribute to our management of risk are:

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring, and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities.

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios.

64	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Risk Services – This unit is responsible for enterprise-wide risk analysis and reporting. This unit also manages our economic and regulatory capital frameworks, along with operational risk management.

Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management, with oversight provided by the ALCO.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

Ongoing monitoring of trading and non-trading portfolios;

Regular assessment of risks associated with lending and trading credit exposures;

Assessment of risks in new business activities and processes;

Assessment of risks in restructurings and re-organizations; and

Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models, and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, and that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, value-at-risk (VaR) is the statistical technique used to measure risk. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.

For trading credit risks associated with market value-based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.

Risk controls

Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, we have rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

CIBC 2011 ANNUAL REPORT	65

Management’s discussion and analysis

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment, and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

To control credit risk in alignment with our risk appetite and to manage concentrations, we have implemented policies, standards, and limits. Key policies and limits are subject to annual review and approval by the RMC.

Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans, and credit loss provisioning levels. Impaired loan balances, allowances, and credit losses are reviewed by the RMC and the Audit Committee quarterly.

The Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans and valuation of any collateral pledged to maximize recoveries.

Credit concentration limits

Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges, or other transactions may also be used to reduce concentrations.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which has the effect of mitigating the risk of credit loss by improving recoveries in the event of a default. Our credit risk management policies include requirements relating to collateral including verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables, and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may mitigate our risk by obtaining third party guarantees. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

We limit the credit risk of over-the-counter (OTC) derivatives through the use of multi-product derivative master netting agreements. Further, we may settle certain OTC derivative contracts through exchanges, where we have limited credit risk due to daily margining.

We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques, though our use of credit derivatives has declined significantly this year.

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Total credit exposure, net of collateral on repurchase agreement activities, increased by $15.7 billion in 2011, due to growth in both our retail and corporate portfolios.

As a result of our holdings of subordinated enhancement notes issued by Cards II Trust, commencing in the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. We apply the same capital treatment to the securitized credit card receivables relating to Broadway Trust; these assets resulted from our acquisition of the MasterCard portfolio on September 1, 2010.

66	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

$ millions, as at October 31 2011 2010

AIRB approach Standardized approach Total AIRB approach Standardized approach Total

Business and government portfolios

Corporate

Drawn $ 39,509 $ 3,559 $ 43,068 $ 31,522 $ 4,495 $ 36,017

Undrawn commitments 24,303 139 24,442 21,853 167 22,020

Repo-style transactions 28,055 139 28,194 28,614 – 28,614

Other off-balance sheet 5,204 191 5,395 4,765 188 4,953

OTC derivatives 3,909 – 3,909 5,316 29 5,345

100,980 4,028 105,008 92,070 4,879 96,949

Sovereign

Drawn 39,716 3,792 43,508 45,055 2,518 47,573

Undrawn commitments 4,791 – 4,791 4,513 – 4,513

Repo-style transactions 1,893 – 1,893 1,056 – 1,056

Other off-balance sheet 410 – 410 184 – 184

OTC derivatives 2,572 – 2,572 1,778 – 1,778

49,382 3,792 53,174 52,586 2,518 55,104

Banks

Drawn 12,960 1,854 14,814 15,613 1,723 17,336

Undrawn commitments 613 – 613 890 – 890

Repo-style transactions 25,342 362 25,704 51,395 219 51,614

Other off-balance sheet 43,825 – 43,825 42,082 – 42,082

OTC derivatives 7,948 5 7,953 7,486 5 7,491

90,688 2,221 92,909 117,466 1,947 119,413

Total business and government portfolios (gross) 241,050 10,041 251,091 262,122 9,344 271,466

Less: repo collateral (50,106) – (50,106) (76,273) – (76,273)

Total business and government portfolios (net) 190,944 10,041 200,985 185,849 9,344 195,193

Retail portfolios

Real estate secured personal lending

Drawn 115,024 2,218 117,242 108,818 2,216 111,034

Undrawn commitments 27,993 – 27,993 25,983 – 25,983

143,017 2,218 145,235 134,801 2,216 137,017

Qualifying revolving retail

Drawn 21,338 – 21,338 20,743 – 20,743

Undrawn commitments 40,586 – 40,586 40,095 – 40,095

Other off-balance sheet 396 – 396 381 – 381

62,320 – 62,320 61,219 – 61,219

Other retail

Drawn 7,963 2,541 10,504 8,001 2,991 10,992

Undrawn commitments 1,302 20 1,322 2,110 20 2,130

Other off-balance sheet 32 16 48 18 – 18

9,297 2,577 11,874 10,129 3,011 13,140

Total retail portfolios 214,634 4,795 219,429 206,149 5,227 211,376

Securitization exposures 19,488(1) – 19,488 17,592(1) – 17,592

Gross credit exposure $ 475,172 $ 14,836 $ 490,008 $ 485,863 $ 14,571 $ 500,434

Net credit exposure $ 425,066 $ 14,836 $ 439,902 $ 409,590 $ 14,571 $ 424,161

(1) Under the internal ratings based (IRB) approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors and before allowance for credit losses and risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

CIBC 2011 ANNUAL REPORT	67

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Grade CIBC rating S&P equivalent Moody’s equivalent

Investment grade 00-47 AAA to BBB- Aaa to Baa3

Non-investment grade 51-67 BB+ to B- Ba1 to B3

Watchlist 70-80 CCC+ to CC Caa1 to Ca

Default 90 D C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

PD – the probability that the obligor will default within the next 12 months.

EAD – the estimate of the amount which will be drawn at the time of default.

LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework and policies define our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers where the risk is considered satisfactory, specifically the investment grade and non-investment grade categories noted above, and our credit policies are designed to mitigate against any adverse concentration of exposure to borrowers in any particular industry or region. We also have credit policies in place to ensure that appropriate documentation is in place for each credit exposure, such as financial statements, signing authorities, registration of security, and independent appraisal of collateral.

The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.

Parameter estimates for each of these dimensions are long-term averages with adjustments for the effects of any potential change in the credit cycle.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures in the following table.

Credit quality of the risk-rated portfolios The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors, and collateral on repurchase agreement activities.

68	CIBC 2011 ANNUAL REPORT

Management's discussion and analysis

$ millions, as at October 31

	Grade	EAD Corporate	EAD Sovereign	EAD Banks	Total
2011	**Investment grade**	**$ 39,831**	**$ 47,131**	**$ 65,760**	**$ 152,722**
	Non-investment grade	**26,482**	**510**	**2,244**	**29,236**
	Watchlist	**546**	**–**	**3**	**549**
	Default	**866**	**–**	**–**	**866**
		$ 67,725	**$ 47,641**	**$ 68,007**	**$ 183,373**
	Strong				**$ 7,222**
	Good				**239**
	Satisfactory				**41**
	Weak				**65**
	Default				**4**
	Total slotted exposure				**$ 7,571**
	Total business and government portfolios				**$ 190,944**
2010	Investment grade	$ 33,217	$ 51,036	$ 67,501	$ 151,754
	Non-investment grade	22,761	517	2,347	25,625
	Watchlist	603	1	3	607
	Default	1,061	1	–	1,062
		$ 57,642	$ 51,555	$ 69,851	$ 179,048
	Strong				$ 6,612
	Good				111
	Satisfactory				57
	Weak				13
	Default				8
	Total slotted exposure				$ 6,801
	Total business and government portfolios				$ 185,849

The decrease in watch list exposures was largely attributable to improvement in our domestic portfolio. Default exposures were down from October 31, 2010, with the improvement across most areas of CIBC.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

In Canada, banks are limited to making residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher loan-to-value ratio must be insured by either the Government of Canada, or by a private insurer. As of October 31, 2011, 66% (2010: 67%) of the on-balance sheet domestic residential mortgage portfolio was insured. No material losses are expected in the insured portfolio.

On a managed basis, 77%(1) (2010: 78%(1)) of our domestic residential mortgage portfolio was insured.

Our real estate secured personal lending portfolio is a low risk portfolio, where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens do not exceed 80% of the collateral value at origination.

(1) For additional information, see the "Non-GAAP measures" section.

Management's discussion and analysis

Retail portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100.00%

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $2.8 billion (2010: $3.5 billion) of small business scored exposures, $62.8 billion (2010: $59.5 billion) of insured residential mortgages, and $86 million (2010: $117 million) of government-guaranteed student loans and small business loans.

$ millions, as at October 31

		EAD			
	Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total
2011	**Exceptionally low**	**$ 119,120**	**$ 33,562**	**$ 1,423**	**$ 154,105**
	Very low	**12,906**	**6,796**	**743**	**20,445**
	Low	**9,760**	**13,646**	**4,252**	**27,658**
	Medium	**922**	**6,397**	**2,296**	**9,615**
	High	**181**	**1,746**	**465**	**2,392**
	Default	**128**	**173**	**118**	**419**
		$ 143,017	**$ 62,320**	**$ 9,297**	**$ 214,634**
2010	Exceptionally low	$ 115,235	$ 32,252	$ 825	$ 148,312
	Very low	10,991	9,230	2,244	22,465
	Low	7,705	12,556	4,885	25,146
	Medium	593	5,484	2,045	8,122
	High	112	1,523	61	1,696
	Default	165	174	69	408
		$ 134,801	$ 61,219	$ 10,129	$ 206,149

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. In addition, credit card receivables, which resulted from our acquisition of the MasterCard portfolio on September 1, 2010, are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31

			Risk-weight category			**2011**	2010
	0%	**20%**	**50%**	**75%**	**100%**	**Total**	Total
Corporate	**$ –**	**$ –**	**$ 14**	**$ –**	**$ 4,014**	**$ 4,028**	$ 4,879
Sovereign	**2,910**	**114**	**229**	**–**	**539**	**3,792**	2,518
Bank	**–**	**2,053**	**156**	**–**	**12**	**2,221**	1,947
Real estate secured personal lending	**–**	**–**	**–**	**2,218**	**–**	**2,218**	2,216
Other retail	**–**	**–**	**–**	**2,404**	**173**	**2,577**	3,011
	$ 2,910	**$ 2,167**	**$ 399**	**$ 4,622**	**$ 4,738**	**$ 14,836**	$ 14,571

Management's discussion and analysis

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach. Accumulated gain of $60 million (2010: $58 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at October 31	2011	2010
	EAD(1)	
S&P rating equivalent		
AAA to BBB-	$ 13,517	$ 16,255
BB+ to BB-	–	9
Below BB-	19	484
Unrated	5,539	308
	$ 19,075	$ 17,056

(1) EAD under IRB approach is net of financial collateral of $353 million (2010: $478 million).

Counterparty credit exposures

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

We are exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.

Rating profile of derivative MTM receivables

$ billions, as at October 31	2011		2010	
	Exposure(1)			
S&P rating equivalent				
AAA to BBB-	$ 5.71	79.3%	$ 6.45	86.7%
BB+ to B-	1.46	20.3	0.82	11.0
CCC+ to CCC-	0.01	0.1	0.01	0.1
Below CCC-	0.01	0.2	0.02	0.3
Unrated	0.01	0.1	0.14	1.9
	$ 7.20	100.0%	$ 7.44	100.0%

(1) MTM value of the derivative contracts is after CVA and derivative master netting agreements, and before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $50.1 billion (2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31					2011	2010
	Canada	U.S.	Europe	Other	Total	Total
Drawn	$ 70,941	$ 12,650	$ 5,086	$ 3,508	$ 92,185	$ 92,190
Undrawn commitments	25,421	3,397	381	508	29,707	27,256
Repo-style transactions	3,126	1,547	429	82	5,184	4,792
Other off-balance sheet	39,001	5,204	5,050	184	49,439	47,031
OTC derivatives	6,365	2,774	4,664	626	14,429	14,580
	$ 144,854	$ 25,572	$ 15,610	$ 4,908	$190,944	$185,849

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

Management’s discussion and analysis

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and after CVA related to financial guarantors and $50.1 billion (2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31 2011 2010

Drawn Undrawn commitments Repo-style transactions Other off-balance sheet OTC derivatives Total Total

Commercial mortgages $ 7,420 $ 151 $ – $ – $ – $7,571 $ 6,801

Financial institutions 17,826 2,888 5,035 45,669 10,563(1) 81,981 87,042(1)

Retail and wholesale 2,424 2,228 – 280 39 4,971 4,392(2)

Business services 3,723 1,525 – 166 38 5,452 5,240

Manufacturing – capital goods 1,542 1,082 – 96 47 2,767 2,485(2)

Manufacturing – consumer goods 1,620 940 – 24 19 2,603 2,188

Real estate and construction 8,573 3,130 – 753 117 12,573 9,096

Agriculture 3,228 1,105 – 33 27 4,393 4,021

Oil and gas 3,357 5,480 – 504 530 9,871 8,304

Mining 468 1,893 – 311 19 2,691 2,566

Forest products 473 474 – 117 51 1,115 850

Hardware and software 381 381 – 47 5 814 881

Telecommunications and cable 365 827 – 199 69 1,460 1,757

Broadcasting, publishing and printing 444 314 – 157 11 926 996

Transportation 1,185 1,008 – 270 30 2,493 2,303

Utilities 963 2,225 – 614 424 4,226 3,512

Education, health, and social services 1,254 937 10 55 92 2,348 2,248

Governments 36,939 3,119 139 144 2,348 42,689 41,167

$ 92,185 $ 29,707 $ 5,184 $ 49,439 $ 14,429 $ 190,944 $ 185,849

(1) Includes $487 million (2010: $1.2 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $477 million (2010: $732 million).

(2) Prior year information has been reclassified to conform to the presentation adopted in the current year.

As at October 31, 2011, the notional amount of credit protection purchased against our business and government loans was $85 million (2010: $1.2 billion). The decrease during the year was due to unwinding a number of hedge positions. All counterparties from whom we have purchased credit protection for the loan portfolio are financial institutions with investment grade ratings from major rating agencies.

Total loans and acceptances

As at October 31, 2011, total loans and acceptances after allowance for credit losses were $194.4 billion (2010: $184.6 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including lines of credit and student loans) constitute 74% (2010: 75%) of the portfolio, and business and government loans (including acceptances) constitute the remaining. Lines of credit are exclusively priced at variable rates. All other consumer loans may be priced at either variable or fixed rates. Business and government loans are generally priced at variable rates, except for non-residential mortgages, which are priced at fixed rates.

Consumer loans increased $4.9 billion or 4% from the prior year, resulting mainly from volume growth in residential mortgages. Residential mortgages increased by $6.0 billion or 6% and constitute 69% (2010: 67%) of the total consumer loan portfolio and exhibit very low levels of credit risk.

Business and government loans (including acceptances) were up by $4.9 billion or 11 % from the prior year.

72	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

The following table provides details of our impaired loans, specific allowances and provision for credit losses

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2011 Total	Business and government loans	Consumer loans	2010 Total
Gross impaired loans
Balance at beginning of year	$ 1,080	$ 756	$ 1,836	$ 1,184	$ 727	$ 1,911
New additions	431	1,328	1,759	626	1,636	2,262
Returned to performing status, repaid or sold	(251)	(467)	(718)	(404)	(515)	(919)
Gross impaired loans prior to write-offs	1,260	1,617	2,877	1,406	1,848	3,254
Write-offs	(158)	(874)	(1,032)	(326)	(1,092)	(1,418)
Balance at end of year	$ 1,102	$ 743	$ 1,845	$ 1,080	$ 756	$ 1,836
Specific allowance
Balance at beginning of year	$ 377	$ 254	$ 631	$ 442	$ 293	$ 735
Write-offs	(158)	(874)	(1,032)	(326)	(1,092)	(1,418)
Provisions	163	762	925	258	943	1,201
Recoveries	12	100	112	12	111	123
Other	(10)	3	(7)	(9)	(1)	(10)
Balance at end of year	$ 384	$ 245	$ 629	$ 377	$ 254	$ 631
Net impaired loans
Balance at beginning of year	$ 703	$ 502	$ 1,205	$ 742	$ 434	$ 1,176
Net change in gross impaired	22	(13)	9	(104)	29	(75)
Net change in allowance	(7)	9	2	65	39	104
Balance at end of year	$ 718	$ 498	$ 1,216	$ 703	$ 502	$ 1,205
Gross impaired loans less specific allowance as a percentage of related assets(1)			0.55%			0.54%

(1)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.

Impaired loans

During the year, $1.8 billion of loans were newly classified as impaired, down $0.5 billion from 2010. The decrease was driven by a decrease of $308 million in consumer loans and a decrease of $195 million in business and government loans.

Reductions in gross impaired loans (GIL) through remediation, repayment or sale were $718 million, down $201 million from 2010. The decrease comprises $48 million in consumer loans and $153 million in business and government loans. For the year, write-offs totalled $1.0 billion, down $386 million from the prior year. Consumer loan write-offs decreased by $218 million, while business and government loan write-offs decreased by $168 million.

Canadian consumer GIL trended higher beginning in 2007 due to both historical growth of the portfolio and economic deterioration, but showed some signs of improvement in 2010, and remained stable in 2011. The majority of impaired residential mortgages in 2010 were in the Canadian insured portfolio where losses are expected to be minimal. Business and government GIL also showed some signs of improvement in 2010, attributable to an improvement in credit quality of the Canadian and the U.S. portfolios, partially offset by deterioration in CIBC FirstCaribbean. Business and government GIL remained relatively stable in 2011.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of specific allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a pooled basis, using historical loss data. The general allowance provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been specifically identified or provided for through the specific allowance.

CIBC 2011 ANNUAL REPORT	73

Management’s discussion and analysis

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,695 million, down $89 million or 5% from 2010.

Specific allowance for credit losses, excluding the allowance for letters of credit, was $629 million, down $2 million from 2010. The decrease in consumer loans was mostly offset by an increase in business and government loans. The specific allowance for consumer loans decreased by $9 million or 4%, mainly due to improvements in personal lending. The specific allowance for business and government loans increased by $7 million or 2%, related to non-residential mortgage, service and retail industry sectors, partially offset by an improvement in the consumer goods manufacturing sector.

Consumer GIL decreased to $743 million from $756 million a year ago. The decrease was mainly attributable to an improvement in the personal lending portfolio. This was consistent with the downward movement in specific allowances for this portfolio, as a result of economic improvements in Canada. Both GIL and specific allowance of residential mortgages remained relatively flat in 2011.

The specific allowance for business and government loans increased to $384 million from $377 million a year ago, mainly driven by an increase outside North America, partially offset by a decrease in Canada reflecting continued improvements in the Canadian economy. Business and government GIL increased from $1,080 million to $1,102 million. The increase was primarily outside North America, partially offset by an improvement in Canada, which is consistent with the movement in specific allowance for this portfolio. Business and government GIL outside North America increased $75 million where specific allowance increased $39 million (or approximately 52% of the increase in GIL). In Canada, GIL decreased $60 million while specific allowance decreased $28 million (or approximately 47% of the decrease in GIL). Both GIL and specific allowance in the U.S. remained relatively stable in 2011. The increase in GIL outside North America was attributable to our CIBC FirstCaribbean subsidiary, which continued to be affected by global economic stresses that have had a detrimental effect on tourism and real estate development in the Caribbean. The specific allowance increased in both Europe and CIBC FirstCaribbean.

Additional information on specific allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The general allowance was $1,066 million, down $87 million from 2010. Improvements in the business and government and Visa portfolios have been offset somewhat by a build-up of the general allowance applicable to the acquired MasterCard portfolio. Since we acquired only performing accounts, the build-up in the general allowance was due to the portfolio seasoning to a normal level of delinquency.

Additional information on the general allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

The general allowance related to undrawn credit facilities was down $16 million, primarily attributed to an improvement in the credit risk profile due to improving economic conditions.

Management believes the total allowance for credit losses as at October 31, 2011 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

74	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Exposure to certain countries and regions

Several European countries especially Greece, Ireland, Italy, Portugal, and Spain have continued to experience credit concerns. The following table provides our direct exposure to these European countries and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We had no exposure to corporate entities in these countries and no retail or small business exposure (2010: nil). We have not purchased or sold credit derivatives on sovereigns, financial institutions, or corporations located in these countries (2010: nil). Our exposures are stated as carrying value for loans, deposits with banks and securities, notional amounts for unfunded exposures, and fair value for derivative MTM receivables.

		Loans, deposits with banks and securities		Unfunded exposure(1)	Derivative MTM Receivables
$ millions, as at October 31, 2011	Sovereign	Banks	Total	Banks	Banks
Greece	$ –	$ –	$ –	$ –	$ –
Ireland	–	10	10	2	194
Italy	–	–	–	1	57
Middle East and North Africa(2)	–	–	–	1	1
Portugal	–	–	–	–	–
Spain	–	–	–	9	6
Gross exposure	–	10	10	13	258
Less : collateral held(3)	–	–	–	–	240
Net exposure	$ –	$ 10	$ 10	$ 13	$ 18
October 31, 2010	$ 43	$ 232	$ 275	$ 16	$ 54

(1)	Unfunded exposure comprises letters of credit and guarantees.
(2)	Includes Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.
(3)	The collateral from these counterparties was in the form of cash and comprises $195 million (2010: $119 million) from banks in Ireland, $40 million (2010: $26 million) from Italy, and $5 million (2010: $9 million) from Spain.

We also have indirect exposures through securities (primarily CLOs classified as loans) on our consolidated balance sheet, and written credit protection on securities, in our structured-credit run-off portfolio (where we benefit from significant subordination to our position) to the European countries noted above. Our gross exposure before subordination amounted to $352 million (2010: $608 million). The indirect exposure is stated as carrying value for securities and notional less the fair value for derivatives where we have written protection. We have no exposure to the Middle East and North African countries noted above through these securities.

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We also have a joint venture agreement with a private equity firm which originates a pool of newly advanced fixed-rate first mortgages secured by commercial real estate in the U.S. We provide a senior-ranking credit facility to the entity with a three-year initial term. Each advance under the facility to fund a loan is subject to our credit approval. We also provided a contingent swap line relating to the entity’s interest rate hedging activity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2011	Drawn	Undrawn
Construction program	$ 155	$ 75
Interim program	2,819	339
Joint venture	405	215
Exposure, net of allowance	$ 3,379	$ 629
Of the above:
Net impaired	$ 167	$ 2
On credit watch list	271	2
Net exposure as at
October 31, 2010	$ 1,770	$ 885

As at October 31, 2011, the allowance for credit losses for this portfolio was $86 million (2010: $76 million). During the year, we recorded a provision for credit losses of $15 million (2010: $81 million).

CIBC 2011 ANNUAL REPORT	75

Management's discussion and analysis

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2011, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2010: notional of $9 million and fair value of less than $1 million).

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this exited business:

$ millions, as at October 31, 2011	Drawn	Undrawn
Manufacturing	$ 379	$ 60
Publishing and printing	41	3
Telecommunications	10	5
Utilities	10	–
Business services	9	13
Transportation	8	10
Exposure, net of allowance	$ 457	$ 91
Of the above:		
Net impaired	$ 8	$ –
On credit watch list	355	35
Net exposure as at October 31, 2010	$ 721	$ 140

Our exposure has declined primarily due to repayments during the period.

As at October 31, 2011, the allowance for credit losses for this portfolio was $43 million (2010: $25 million). During the year, net provision for credit losses was $19 million (2010: $10 million).

Sale of U.S. leveraged finance to Oppenheimer

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

The following table provides a summary of our remnant positions in this business as well as the positions from the warehouse facility:

$ millions, as at October 31, 2011	Drawn	Undrawn
Transportation	$ 67	$ 60
Gaming and lodging	6	1
Healthcare	3	16
Media and advertising	9	9
Manufacturing	16	76
Other	11	17
Exposure, net of allowance	$ 112	$ 179
Of the above:		
Net impaired	$ 4	$ 2
On credit watch list	59	59
Net exposure as at October 31, 2010	$ 232	$ 321

Our exposure has declined primarily due to repayments during the period.

The allowance for credit losses on these loans was $13 million (2010: $16 million). During the year, net reversals of credit losses were $2 million (2010: $4 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Management’s discussion and analysis

Market risk is managed through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.

Our policies also outline requirements for valuation model construction, and align with accounting policies with respect to MTM and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.

In the first quarter of 2012, we will implement the Market Risk Amendment (MRA) and the Incremental Risk Charge (IRC) as required by OSFI under the Basel market risk framework. The stressed VaR measure which is part of MRA shows the VaR measure for the current portfolio if that portfolio was held at the worst period in the past five years. IRC assigns capital to the credit migration and default risk for issuer credit risk held in the trading portfolios. As a result, we expect an increase in the VaR measure and capital requirements. In the first quarter of 2011, we implemented incremental sensitivity based (ISB) enhancements to our VaR. The ISB risk measures included in our internal VaR model are equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

• Tier 1 limits are our overall market risk and worst-case scenario limits;

• Tier 2 limits are designed to control the risk profile in each business; and

• Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Risk measurement

We use the following measures for market risk:

• VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;

• Stressed VaR, which enables the meaningful comparison of the risks in different businesses and asset classes if the worst period in the last five years is applied to the current portfolio;

• IRC, which measures assigned capital due to the credit migration and default risk for issuer credit risk held in the trading portfolios;

• Stress testing and scenario analyses, which provide insight into portfolio behaviour under extreme circumstances; and

• Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Trading revenue comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. In 2011, trading revenue was $269 million (2010: $821 million; 2009: $(294) million) and trading revenue (TEB)(1) was $456 million (2010: $870 million; 2009: $(256) million).

For purposes of the VaR measures disclosed in the table and backtesting chart on the next pages, trading revenue relates to portfolios that are treated as trading for regulatory capital purposes which may differ from trading for accounting purposes and excludes accounting month-end adjustments. In particular, the VaR measures exclude positions in our structured credit run-off businesses. These positions are being managed down independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC. Commencing in the first quarter of 2011, the structured credit run-off business has been reported as part of our non-

(1) For additional information, see the “Non-GAAP measures” section.

CIBC 2011 ANNUAL REPORT	77

Management’s discussion and analysis

trading business for regulatory capital purposes. Previously, these positions were reported in our trading business.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Total market risk VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.

Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, our VaR measure does not account for any losses that may occur beyond the 99% confidence level.

To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests against defined limits to ensure we would withstand an extreme market event.

Stress testing and scenario analysis Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios used include potential market crises originating in North America, Asia, and Europe.

Our core stress testing and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

Backtesting measures whether actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. Backtesting is conducted on a daily basis at the level of consolidated CIBC and at the lower levels, including business lines and individual portfolios. Static profit and loss and trading losses in excess of the one-day VaR are investigated. The investigation process involves review of data used in the model, underlying theoretical definition of the model, overview of processes used to aggregate data and produce output information and strategic analysis of produced results. The purpose of this review is to ensure that all risk factors are identified and understood. The model validation process is performed by risk professionals who are independent of those responsible for development of the model. Validation process, overview of results and model overview are also subject to regular review by Internal Audit. Based on our backtesting results, we are able to ensure that our VaR model appropriately measures the risk.

The table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.

Total average risk for the trading portfolio was up 55% from the previous year, driven mainly by implementation of ISB risk measures to our internal VaR model.

78	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

VaR by risk type-trading portfolio(1)

$ millions, as at or for the year ended October 31 2011(2) 2010

Year-end Average High Low Year-end Average High Low

Interest rate risk $ 2.7 $ 3.4 $ 6.7 $ 1.5 $ 3.2 $ 3.2 $ 6.2 $ 1.3

Credit spread risk 1.0 1.1 1.7 0.5 0.9 0.6 1.4 0.3

Equity risk 1.6 3.2 6.2 1.4 0.8 1.1 2.5 0.6

Foreign exchange risk 1.6 0.9 3.3 0.2 0.7 1.0 2.7 0.3

Commodity risk 0.5 1.0 1.9 0.4 0.3 0.5 3.1 0.2

Debt specific risk 2.5 2.7 5.2 1.3 2.2 1.7 2.8 1.0

Diversification effect(3) (5.7) (5.8) n/m n/m (4.0) (3.9) n/m n/m

Total risk $ 4.2 $ 6.5 $ 10.2 $ 3.4 $ 4.1 $ 4.2 $ 6.8 $ 2.6

(1) The table excludes exposures in our structured credit run-off businesses which are described in the “Structured credit run-off business” section of the MD&A.

(2) Reflects ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities for 2011. Comparative information for these measures prior to 2011 was not available.

(3) Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Trading revenue

The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2011. Trading revenue (TEB)(1) was positive for 94% of the days (2010: 93%; 2009: 91%). The trading day count methodology was changed in 2011 compared to the methodology used in 2010 and 2009. Comparative numbers for 2010 and 2009 based on the 2011 trading day count methodology were not restated as that information was not readily determinable. Daily trading losses did not exceed VaR during the year. Average daily trading revenue (TEB)(1) was $2.7 million (2010: $2.9 million; 2009: $3.3 million). The trading revenue (TEB)(1) graph below and VaR backtesting graph which follows compare the 2011 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures. As previously noted, the trading revenue disclosed in the tables is on a regulatory capital basis and excludes certain items, which may result in it being different than trading revenue for accounting purposes.

Frequency distribution of daily 2011 trading revenue (TEB)(1)(2)

Trading revenue days

70 60 50 40 30 20 10 0

Trading revenue (TEB)(1)

-3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14

$ millions

(1) For additional information, see the “Non-GAAP measures” section.

(2) Distribution of trading revenue for certain days in the first three quarters of 2011 has been revised from that previously disclosed.

CIBC 2011 ANNUAL REPORT	79

Management’s discussion and analysis

Backtesting of trading revenue (TEB)(1)(2) vs. VaR

$ millions

Trading revenue (TEB)(1) VaR

15 10 5 0 -5 -10 -15

Nov. 10 Dec. 10 Jan. 11 Feb. 11 Mar. 11 Apr. 11 May 11 June 11 Jul. 11 Aug. 11 Sep. 11 Oct. 11

(1) For additional information, see the “Non-GAAP measures” section.

(2) Distribution of trading revenue for certain days in the first three quarters of 2011 has been revised from that previously disclosed.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2011 Positive Negative Net

Maturity less than 1 year $ 216 $ 250 $ (34)

Maturity 1–3 years 163 235 (72)

Maturity 4–5 years 26 4 22

Maturity in excess of 5 years 52 4 48

Fair value of contracts $ 457 $ 493 $ (36)

Non-trading activities

Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in our asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.

Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after-tax, over a one-year term of an immediate 1% and 2% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% and 2% increase in market interest rates.

80	CIBC 2011 ANNUAL REPORT

Management's discussion and analysis

Our total non-trading interest rate risk exposure, as at October 31, 2011, is included in Note 19 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.94 years. The interest rate position reported in Note 19 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2011			2010
	C$	**US$**	**Other**	C$	US$	Other
100 basis points increase in interest rates						
Net income	**$ 111**	**$ (24)**	**$ 2**	$ 110	$ 12	$ 3
Change in present value of shareholders' equity	**(188)**	**(84)**	**(34)**	(39)	(17)	(12)
100 basis points decrease in interest rates						
Net income	**$ (180)**	**$ 24**	**$ (2)**	$ (173)	$ (2)	$ (3)
Change in present value of shareholders' equity	**64**	**59**	**34**	(68)	9	9
200 basis points increase in interest rates						
Net income	**$ 195**	**$ (48)**	**$ 4**	$ 196	$ 25	$ 5
Change in present value of shareholders' equity	**(380)**	**(168)**	**(67)**	(117)	(33)	(25)
200 basis points decrease in interest rates						
Net income	**$ (232)**	**$ 36**	**$ (5)**	$ (250)	$ (2)	$ (3)
Change in present value of shareholders' equity	**18**	**86**	**45**	(161)	13	17

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by market risk management.

A 1% appreciation of the Canadian dollar would reduce our shareholders' equity as at October 31, 2011 by approximately $38 million (2010: $39 million) on a pre-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a loss of $19 million (2010: loss of $24 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 15 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.

Management's discussion and analysis

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our merchant banking activities. Our merchant banking investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Amortized cost	Fair value
2011	**AFS securities**	**$ 584**	**$ 833**
	Equity-accounted investments	**1,128**	**1,171**
		$ 1,712	**$ 2,004**
2010	AFS securities	$ 696	$ 1,023
	Equity-accounted investments	298	324
		$ 994	$ 1,347

The increase in equity-accounted investments as compared to the prior year was primarily due to the acquisition of a minority interest in ACI. See the "Significant events" section for additional details.

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Governance

In its oversight capacity, the Board establishes the liquidity risk framework that consists of policies, procedures, limits and independent monitoring structures used by us to manage and monitor its liquidity and funding risks.

ALCO oversees and approves the execution of liquidity policies and monitors our current and prospective liquidity position in relation to risk appetite and limits.

RMC annually reviews and approves policies and standards defining our liquidity risk management, measurement and reporting requirements.

The Treasurer oversees and governs our liquidity risk management framework and is responsible for maintaining the liquidity policies as well as monitoring compliance to the policies.

Policies

Our liquidity policy and framework require maintenance of a sufficient unencumbered stock of liquid assets to meet anticipated funding needs in both stable and stressed conditions for a minimum period of time as determined by the RMC. Guidelines are also set to ensure a well-diversified and balanced liability structure.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.

We maintain and periodically update a detailed contingency funding plan for responding to liquidity events. The plan is presented annually to the RMC.

Process and control

We manage our liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with the limits. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.

The primary liquidity risk metric to measure and monitor our liquidity positions is liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash

Management's discussion and analysis

inflows. The contractual and behavioural cash flows of on- and off-balance sheet positions are projected forward using parameters to reflect response expectations by category under given stress environments.

Collateral, which consists mainly of cash and high-quality government bonds that are generally acceptable by central banks, is primarily used to minimize exposure to counterparty credit risk. In the normal course of business, we are exposed to the risk of counterparties being unable to provide required collateral to cover their exposure with us. In addition, we are exposed to impacts of downgrades of our own credit ratings on the requirements to collateralize counterparties' credit exposures. As part of our liquidity framework, we make prudential assumptions on intraday and other collateral requirements that may arise under hypothetical CIBC defined liquidity stress events. These requirements are pre-funded by holding appropriate liquid asset buffers in the form of unencumbered high-quality securities.

Term funding sources and strategies

We manage liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Core personal deposits remain a primary source of retail funding and totalled $111.8 billion as at October 31, 2011 (2010: $108.6 billion).

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

We were an active issuer of term debt during the year, raising US$4.0 billion and AUD1.3 billion through covered bond issuances, and over $20 billion through the issuance of Canadian deposit notes.

We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the "Off-balance sheet arrangements" section.

Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	**2011**	2010[1]
Cash	**$ 1.4**	$ 1.3
Deposits with banks	**4.9**	10.7
Securities issued by Canadian Governments[2]	**10.1**	5.4
Mortgage-backed securities[2]	**18.5**	20.1
Other securities[3]	**44.3**	40.9
Cash collateral on securities borrowed	**1.8**	2.4
Securities purchased under resale agreements	**26.0**	34.9
	$ 107.0	$ 115.7

(1) Certain prior year information has been reclassified to conform to the presentation adopted in the current year.
(2) These represent government issued or guaranteed securities with residual term to contractual maturity of more than one year.
(3) Comprises AFS securities and FVO securities with residual term to contractual maturity within one year and trading securities.

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2011 totalled $28.7 billion (2010: $33.5 billion). For additional details, see Note 24 to the consolidated financial statements.

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the course of the year, Fitch and Moody's changed CIBC's outlook from negative to stable. There have been no changes to our credit ratings during the year at major credit rating agencies, other than those noted in the footnote to the table below.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Management's discussion and analysis

Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Subordinated debt		Preferred shares[1]	
As at October 31	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
DBRS	**R-1(H)**	R-1(H)	**AA**	AA	**AA(L)**	AA(L)	**Pfd-1(L)**	Pfd-1(L)
Fitch	**F1+**	F1+	**AA-**	AA-	**A+**	A+	**A**	A
Moody's	**P-1**	P-1	**Aa2**	Aa2	**Aa3**	Aa3	**Baa1**	Baa1
S&P	**A-1**	A-1	**A+**	A+	**A**	A	**P-1(L)/P-2(H)**	P-1(L)

(1) During the year, S&P changed its rating of CIBC's Class A Preferred Shares Series 26 and 27 to P-2(H) following OSFI's confirmation that these shares will be treated as NVCC under Basel III. S&P does not rate CIBC's Class A Preferred Shares Series 29 which are also NVCC compliant.

Impact on collateral if there is a downgrade of CIBC's credit rating

We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Liabilities

The following table provides the maturity profile of liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Contractual maturity information related to derivatives is provided in Note 14 to the consolidated financial statements. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

$ millions, as at October 31	**Less than 1 year**	**1–3 years**	**3–5 years**	**Over 5 years**	**No specified maturity**	**2011 Total**	2010[1] Total
Liabilities							
Deposits	**$ 72,286**	**$ 34,782**	**$ 15,325**	**$ 9,416**	**$ 123,600**	**$ 255,409**	$ 246,671
Acceptances	**9,396**	**–**	**–**	**–**	**–**	**9,396**	7,684
Obligations related to securities sold short	**10,316**	**–**	**–**	**–**	**–**	**10,316**	9,673
Cash collateral on securities lent	**2,850**	**–**	**–**	**–**	**–**	**2,850**	4,306
Obligations related to securities sold under repurchase agreements	**11,456**	**–**	**–**	**–**	**–**	**11,456**	23,914
Other liabilities	**–**	**–**	**–**	**–**	**11,987**	**11,987**	12,740
Subordinated indebtedness	**–**	**250**	**–**	**4,740**	**–**	**4,990**	4,616
	$ 106,304	**$ 35,032**	**$ 15,325**	**$ 14,156**	**$ 135,587**	**$ 306,404**	$ 309,604

(1) Certain prior year information has been reclassified to conform to the presentation adopted in the current year.

Management's discussion and analysis

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period					
$ millions, as at October 31	Less than 1 year	1–3 years	3–5 years	Over 5 years	2011 Total	2010 Total
Unutilized credit commitments[1]	$ 118,187	$ 9,986	$ 10,982	$ 1,193	$ 140,348	$ 132,261
Backstop liquidity facilities	3,176	–	–	–	3,176	4,403
Standby and performance letters of credit	5,180	656	463	24	6,323	5,721
Documentary and commercial letters of credit	312	–	–	–	312	290
	$ 126,855	$ 10,642	$ 11,445	$ 1,217	$ 150,159	$ 142,675

(1) Starting 2011, includes personal, home equity, and credit card lines. Prior year information has been restated accordingly.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term and capital resource needs:

$ millions, as at October 31	Less than 1 year	1–3 years	3–5 years	Over 5 years	2011 Total	2010 Total
Operating leases	$ 351	$ 636	$ 506	$ 1,385	$ 2,878	$ 2,905
Purchase obligations[1]	566	831	520	434	2,351	1,752
Investment commitments[2]	354	–	–	–	354	294
Pension contributions[3]	230	–	–	–	230	216
Underwriting commitments	333	–	–	–	333	183
	$ 1,834	$ 1,467	$ 1,026	$ 1,819	$ 6,146	$ 5,350

(1) Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2) As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3) Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management's ability to change funding policy. Also, funding requirements after 2012 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC's strategic planning process and CIBC's annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management's assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.

Management’s discussion and analysis

Process and control

Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA) under Basel II to calculate operational risk regulatory capital. Our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:

• Legal liability (with respect to third parties, clients and employees);

• Client restitution;

• Regulatory compliance and taxation violations;

• Loss or damage to assets;

• Transaction processing errors; and

• Theft, fraud and unauthorized activities.

Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.

In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.

Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.

We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/ corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the RLR Committee.

86	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993, is regularly updated and approved by the RMC. The policy commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program that is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups to ensure that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

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Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, certain structured retail deposits and business and government deposits.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

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The table below presents amounts in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC.

$ millions, as at October 31	2011			2010
	Structured credit run-off business	Total CIBC	Total CIBC(1)	Structured credit run-off business	Total CIBC	Total CIBC(1)
Assets
Trading securities	$559	$559	1.7%	$1,647	$1,647	5.8%
AFS securities	4	2,466	8.4	20	2,849	10.7
FVO securities and loans	–	10	–	9	20	0.1
Derivative instruments	1,020	1,112	3.9	1,340	1,461	5.9
Liabilities
Deposits(2)	$389	$583	33.3%	$1,063	$1,428	37.3%
Derivative instruments	1,788	2,950	9.9	2,052	3,076	11.6

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on the consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Sensitivity of level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate, on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.

Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.

ABS are sensitive to credit spreads, which we consider to be a non-observable market input.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $73 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

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For our hedged positions, there are two categories of sensitivities. The first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $20 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $9 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $48 million.

A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strips, resulting from the sale of securitized assets, would result in a net loss of approximately $21 million.

A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $102 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $147 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $15 million.

The net loss recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, was $437 million (2010: $732 million).

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2011	2010
Trading securities
Market risk	$1	$2
Derivatives
Market risk	49	64
Credit risk	229	325
Administration costs	6	6
	$285	$397

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities and retained interests in securitized assets.

AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is an OTTI. The assessment of OTTI depends on whether the instrument is debt or equity in nature.

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AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the OTTI assessment we also consider significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates, or if the issuer is experiencing significant financial difficulty, as well as our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Realized gains and losses on disposal and write-downs to reflect OTTI in the value of AFS are recorded in the consolidated statement of operations. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.

Specific allowance

Consumer loans

A specific allowance is established for residential mortgages, personal loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.

A specific allowance is not established for credit card loans and they are not classified as impaired. Instead a general allowance is established and the loans are fully written off when payments are contractually 180 days in arrears, or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest on credit card loans is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written off. See Note 5 to the consolidated financial statements for additional details.

Business and government loans

Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan before impairment.

General allowance

The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.

Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2011, our model indicated a range of outcomes for the general allowance between $568 million and $1,613 million. The general allowance of $1,066 million (2010: $1,153 million), which represents our best estimate of losses inherent but not

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specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the general allowance to increase by approximately $107 million.

Securitizations and VIEs

Securitization of our own assets

We have determined that substantially all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are either QSPEs or we are not the primary beneficiary of the entities.

Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.

For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section, Note 6 to the consolidated financial statements, and the “Valuation of financial instruments” section above.

Securitization of third-party assets

We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders, to assess whether we are the primary beneficiary and consolidator of these entities.

AcG-15, “Consolidation of Variable Interest Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.

Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment in the following circumstances: (i) when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; (ii) when we sell or dispose of a part or all of our variable interest to unrelated parties; or (iii) when the VIE issues new variable interests to unrelated parties. Where CIBC is not the primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.

Specifically, in relation to ABCP conduits (the conduits), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceed 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Securitizations and VIEs affect all our reporting segments.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2011, we had goodwill of $1.9 billion (2010: $1.9 billion) and other intangible assets with an indefinite life amounting to $136 million (2010: $136 million). Under Canadian GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared

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to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. In this second step, the implied fair value of the goodwill is based on determining the fair value of the reporting unit’s tangible and intangible assets and liabilities in a manner similar to a purchase equation and then comparing the net fair value with the fair value of the overall reporting unit determined in the first step. Where appropriate, the carrying values of our reporting units are based on economic capital models and are designed to approximate the net book value a reporting unit would have if it was a stand-alone entity.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.

We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under a discounted cash flow approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.

Our step 1 goodwill impairment tests conducted using these models during both the current and prior years indicate that the fair value of the reporting units subject to testing exceeded the carrying value, with the exception of our CIBC

FirstCaribbean reporting unit, as discussed below with respect to the current year. The valuations determined by these models are sensitive to the underlying business conditions in the markets in which the reporting units operate. Changes in estimated fair values could result in the future depending on various factors, including changes in expected economic conditions in these markets.

Using the step 1 test, the estimated fair value of our CIBC FirstCaribbean reporting unit was less than the carrying value by approximately $200 million as of the third quarter of 2011. The decline in the fair value relative to prior estimates was primarily driven by the increasingly challenging economic environment in the Caribbean and its impact on our outlook for the region.

As a result of the decline in the fair value of the CIBC FirstCaribbean reporting unit below the carrying value, we were required to perform step 2 of the impairment test as of the third quarter of 2011. The performance of this test demonstrated that the implied fair value of the goodwill continued to exceed the carrying value. Our step 2 calculation indicated that the fair value of CIBC FirstCaribbean’s watch-listed and impaired loans were below their carrying value because of our estimation of the market discount rate that a purchaser of the loans would require relative to the contractual terms of the loans. Incorporating the negative fair value adjustment to the loan portfolio into the hypothetical purchase equation performed as part of the step 2 test has the effect of increasing the implied goodwill that the actual goodwill balance is compared to. As a result, an impairment charge was not required under Canadian GAAP. Under International Financial Reporting Standards (IFRS), the determination of goodwill impairment is based on a single test similar to the step 1 test under Canadian GAAP and as a result, we expect to record a goodwill impairment charge in our 2011 IFRS comparative year results as discussed in the “Transition to International Financial Reporting Standards” section.

Our indefinite-lived intangible asset impairment tests during both the current and prior years indicate that the fair value of the indefinite-lived intangible assets subject to testing exceeded their carrying values.

These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are

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required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.

As at October 31, 2011, we had available gross future income tax assets of $825 million (2010: $1,429 million), before a valuation allowance (VA) of $32 million (2010: $66 million), and gross future income tax liabilities of $574 million (2010: $596 million). We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a VA is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the VA, will be realized prior to their expiration.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 22 to the consolidated financial statements.

Contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Notes 24 and 31 to the consolidated financial statements.

Employee future benefit assumptions

We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees. The pension and other post-employment benefit expense and obligations, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments.

Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension and post-employment benefit plans, we estimate the yields of high-quality bonds with longer term maturities by extrapolating current yields on bonds with short and medium term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result,

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different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2011, the net amount of unamortized actuarial losses was $1,505 million (2010: $1,423 million) in respect of pension plans and $170 million (2010: $151 million) in respect of other post-employment benefit plans.

Our benefit plans are funded to or above the amounts required by relevant legislation or plan term. During the year, we contributed $281 million (2010: $369 million) to the defined benefit pension plans, which included $108 million (2010: $175 million) above the minimum required. Our 2011 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our principal post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $33 million (2010: $33 million).

We continue to administer a funded trust in respect of long-term disability benefits. This plan was closed to new claims effective June 1, 2004. During the year, we contributed $15 million (2010: $15 million) to the trust.

For further details of our annual pension and other post-employment expense and liability, see Note 21 to the consolidated financial statements.

Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expenses and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses for our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans.

Sensitivity analysis: Impact of a change of 100 basis points in key assumptions

$ millions, for the year ended October 31, 2011
Estimated increase (decrease) in defined benefit plan expenses for the year based on assumptions at the beginning of the year	Pension benefit plans	Other benefit plans
Discount rate
Decrease in assumption	$76	$6
Increase in assumption	(83)	(5)
Expected long-term rate of return on plan assets
Decrease in assumption	39	–
Increase in assumption	(39)	–
Rate of compensation increase
Decrease in assumption	(30)	–
Increase in assumption	33	1

$ millions, as at October 31, 2011
Estimated increase (decrease) in accrued benefit obligations as at October 31, 2011	Pension benefit plans	Other benefit plans
Discount rate
Decrease in assumption	$682	$100
Increase in assumption	(654)	(82)
Rate of compensation increase
Decrease in assumption	(120)	(2)
Increase in assumption	130	2

The sensitivity analysis contained in the table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

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Management’s discussion and analysis

Management has approved assumptions to be used for the 2012 expense calculation. The approved weighted-average discount rate for pension and other post-employment benefits and weighted-average expected long-term rate of return on plan assets for the funded defined benefit plans are unchanged from those used for the 2011 expense calculations.

As discussed in the “Transition to International Financial Reporting Standards” section, our expense calculation for 2012 will be in accordance with IFRS and as such will reflect various transition adjustments. The aggregate impact of transition adjustments together with the impact of changes in market value of the plan assets in the year is expected to be a decrease of $115 million in expense recognition for our Canadian plans for 2012.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

U.S. regulatory developments

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the OTC derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S. and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking and will be implemented over several years, the impact on CIBC is difficult to anticipate until all the implementing regulations are finalized and released. The regulations enacted to date do not address the major provisions of the Dodd-Frank Act and have had a minimal effect on CIBC. At this point, we do not expect the Dodd-Frank Act to have a significant impact on our results.

Accounting developments

Changes in accounting policies

2011 and 2010

There were no changes to significant accounting policies during 2011 and 2010.

2009

Financial instruments – recognition and measurement

Effective November 1, 2008, we adopted the revised CICA handbook section 3855 “Financial Instruments – Recognition and Measurement.”

The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:

•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•

AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument-by-instrument basis. We did not elect to reclassify any AFS securities.

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Management’s discussion and analysis

Following adoption of the revised standard:

•

Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•

Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.

The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables, with no impact to retained earnings or AOCI.

We adopted the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 to the consolidated financial statements for additional details.

Financial instruments – disclosures and presentation

For the year ended October 31, 2009, we adopted the amended CICA 3862 handbook section “Financial Instruments – Disclosures,” which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 30 to the consolidated financial statements.

Intangible assets

Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets,” which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets,” and 3450, “Research and Development Costs.” The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008, from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.

Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.

The transition to IFRS represents a significant initiative for CIBC and continues to progress on track with our plan. Our transition program is supported by a formal governance structure with an enterprise view and a dedicated project team and appropriately engages our external and internal auditors to review key milestones and activities as we progress through the transition.

Our IFRS transition program was divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic, which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase commenced with a detailed analysis of the IFRS standards and continued through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase, which we are currently in, will report under IFRS in 2012 and will also report on the reconciliation of Canadian GAAP to IFRS for the fiscal 2011 comparative year. We have included our November 1, 2010 opening IFRS consolidated balance sheet in Note 32 to our 2011 consolidated financial statements.

Process, financial reporting controls and technology

During the fourth quarter of 2011, we continued with the development and implementation of the business processes and internal controls over financial reporting to enable us to prepare our comparative opening November 1, 2010 consolidated balance sheet and restate our comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. These processes included the continued use of our technology-based comparative year reporting facility to track 2011 comparative IFRS financial information.

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Management’s discussion and analysis

In the first and second quarters of fiscal 2011, the focus was on preparing the IFRS opening November 1, 2010 consolidated balance sheet and our first comparative quarter of 2011. In the third quarter, we focused on the preparation of the statement of operations for the second quarter of 2011, while in the fourth quarter our focus was on the statement of operations for the third and fourth quarters of 2011. Throughout 2011, we have also been preparing the IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” transition note with the accompanying reconciliations that will be included in our first published IFRS consolidated financial statements for the quarter ending January 31, 2012. We used our comparative year reporting facility together with our associated controls and processes to prepare these IFRS reconciliations. The information in our comparative year reporting facility is being transferred into our general ledger effective November 1, 2011.

In addition, the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet was tested in the fourth quarter of 2011 and was put into production on November 1, 2011.

Concurrent with preparing for the impact of IFRS on our financial reporting, we have also prepared CIBC for impacts that IFRS has on the consolidated financial statements of our clients and counterparties, including impacts to our loan management processes, controls, and risk rating system.

Communications and training

Information regarding the progress of the project continued to be communicated to internal stakeholders throughout fiscal 2011, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including our external auditor and OSFI. We also participated in an industry-sponsored IFRS education event to communicate the broad impacts of IFRS on the banking industry to analysts and investors. We have also communicated IFRS impacts to rating agencies and expect to issue a news release in late January 2012 on the impacts of IFRS to our 2011 statement of operations.

We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of current and future IFRS and they consult with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on CIBC as well as our Canadian clients and counterparties.

While the training was completed during fiscal 2010, refresh sessions were provided in 2011 as required.

Financial impacts

The requirements concerning the transition to IFRS are set out in IFRS 1, “First-time Adoption of International Financial Reporting Standards,” which requires the preparation of an opening comparative IFRS consolidated balance sheet at November 1, 2010 (opening IFRS balance sheet).

Our opening IFRS balance sheet is included in Note 32 to our consolidated financial statements, including a description of the transitional elections and exceptions that were applied in the preparation of our opening IFRS balance sheet, as well as differences between Canadian GAAP and IFRS accounting policies that gave rise to adjustments in our opening IFRS consolidated balance sheet.

As a result of the transition to IFRS, at November 1, 2010, our consolidated assets increased by $27.3 billion, our consolidated liabilities increased by $28.4 billion (including the reclassification of non-controlling interests to equity), and our total shareholders’ equity decreased by $1.1 billion.

The decrease in our total shareholders’ equity of $1.1 billion as at November 1, 2010 included a $1.9 billion decrease in our retained earnings and a $0.8 billion increase in our AOCI. The decrease in our retained earnings was primarily due to the recognition of cumulative unamortized actuarial losses for post-employment defined benefit plans, along with other employee benefit adjustments, totalling a $1.1 billion charge (net of tax), and the reclassification of cumulative translation losses for foreign operations of $575 million at November 1, 2010 from AOCI to retained earnings.

The majority of the gross-up of the consolidated balance sheet was the result of the impact of our accounting for residential mortgages securitized through the creation of MBS, which were derecognized under Canadian GAAP upon sale to the Canada Housing Trust, but which are accounted for as secured borrowings under IFRS.

Other areas of adjustment to our opening IFRS consolidated balance sheet include, but are not limited to, consolidations, accounting for share-based compensation, measurement and impairment of equity instruments and the accounting for joint ventures. For more information on financial impacts, refer to Note 32 of our consolidated financial statements.

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Management’s discussion and analysis

In addition, in the third quarter of our 2011 comparative year, we expect to record a goodwill impairment charge of about US$200 million related to our CIBC FirstCaribbean cash generating unit. This charge results under IFRS because the determination of goodwill impairment is based on a single test similar to the step 1 test under Canadian GAAP. As discussed in the “Asset impairment” part of the “Critical accounting policies and estimates” section, a goodwill impairment charge did not result under Canadian GAAP because the step 2 impairment test, that is only required under Canadian GAAP, determined that the implied fair value of the goodwill still exceeded its carrying value. The goodwill impairment charge expected under IFRS in our comparative year is a non-cash item and does not impact our regulatory capital as goodwill is excluded from the calculation of Tier 1 Capital.

Regulatory capital impacts

The transition to IFRS is estimated to reduce Tier 1 capital and the Tier 1 ratio under Basel II as at November 1, 2011 by approximately $1.4 billion and 110 basis points, respectively, before the impact of OSFI’s transitional relief guideline. Pursuant to this guideline, we will phase-in approximately $1.3 billion of the negative Tier 1 impact on a straight-line basis such that we will obtain relief for 80% of the amount as at January 31, 2012, 60% of the amount as at April 30, 2012, 40% of the amount as at July 31, 2012, and 20% of the amount as at October 31, 2012.

The transition to IFRS will also increase our ACM of 16.0x as at October 31, 2011 under Canadian GAAP to a pro-forma ACM of approximately 18.6x under IFRS as at November 1, 2011, before the impact of OSFI’s transitional relief. The application of OSFI’s IFRS transition guideline, that excludes the mortgages that are recognized back on the consolidated balance sheet with respect to securitizations completed prior to March 31, 2010 under the CMB program, will decrease the pro-forma November 1, 2011 ACM to approximately 17.4x, while the impact of 100% of the estimated $1.3 billion of Tier 1 relief as at November 1, 2011 will further reduce the pro forma November 1, 2011 ACM to approximately 16.3x.

Future changes

The opening IFRS balance sheet has been prepared on the basis of accounting policies that we expect to apply in the preparation of our first annual IFRS consolidated financial statements for the year ending October 31, 2012, which reflect the currently effective requirements of IFRS.

The evolving nature of IFRS will result in additional accounting changes, some of which may be significant, in the years following our initial transition.

A future change to IFRS which may be significant for us is in the area of employee benefits, which will require us to reflect the funded status of our post-employment defined benefit plans on our consolidated balance sheet beginning in fiscal 2014. In addition, the IASB has issued a new standard for the classification and measurement of financial instruments, which will be effective for us in fiscal 2016, although significant revisions to the requirements of the standard may be made prior to the standard becoming effective.

Additional possible future changes to IFRS that may have a significant impact on CIBC include the areas of loan loss provisioning, hedge accounting, and lease accounting. Any changes arising from the proposed standards or revisions to existing standards will not be effective for us until the years following our IFRS transition in fiscal 2012. We will continue to monitor these proposed changes to IFRS through 2012.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.

For further details, see Note 26 to the consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2011, and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial

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Management’s discussion and analysis

reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2011, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2011, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 112 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009
	Domestic assets(1)
	Cash and deposits with banks	$3,663	$3,359	$2,370	$29	$16	$26	0.79%	0.48%	1.10%
Securities	Trading	32,413	14,895	10,423	911	368	269	2.81	2.47	2.58
	AFS	14,322	19,969	21,661	479	598	589	3.34	2.99	2.72
	FVO	19,543	19,713	23,602	356	282	435	1.82	1.43	1.84
	Securities borrowed or purchased under resale agreements	21,916	18,910	19,575	249	90	190	1.14	0.48	0.97
Loans	Residential mortgages	95,547	89,714	80,551	2,913	2,566	2,284	3.05	2.86	2.84
	Personal and credit card	43,225	43,851	41,823	2,824	2,786	2,612	6.53	6.35	6.25
	Business and government	24,216	20,041	21,413	1,086	927	1,023	4.48	4.63	4.78
	Total loans	162,988	153,606	143,787	6,823	6,279	5,919	4.19	4.09	4.12
	Other interest-bearing assets	530	419	429	83	55	110	15.66	13.13	25.64
	Derivative instruments	10,093	9,459	12,120	–	–	–	–	–	–
	Customers’ liability under acceptances	8,507	7,774	9,490	–	–	–	–	–	–
	Other non-interest-bearing assets	11,102	13,761	17,977	–	–	–	–	–	–
	Total domestic assets	285,077	261,865	261,434	8,930	7,688	7,538	3.13	2.94	2.88
	Foreign assets(1)
	Cash and deposits with banks	16,242	7,694	5,973	34	36	59	0.21	0.47	0.99
Securities	Trading	2,169	5,647	6,481	47	89	149	2.17	1.58	2.30
	AFS	11,456	14,649	15,382	157	198	225	1.37	1.35	1.46
	FVO	379	416	634	13	27	38	3.43	6.49	5.99
	Securities borrowed or purchased under resale agreements	15,273	16,933	14,995	116	103	134	0.76	0.61	0.89
Loans	Residential mortgages	2,138	2,210	2,428	129	177	140	6.03	8.01	5.77
	Personal and credit card	991	1,058	1,260	72	79	100	7.27	7.47	7.94
	Business and government	15,035	17,582	18,584	571	685	911	3.80	3.90	4.90
	Total loans	18,164	20,850	22,272	772	941	1,151	4.25	4.51	5.17
	Other interest-bearing assets	43	166	140	30	13	3	69.77	7.83	2.14
	Derivative instruments	13,252	14,487	19,199	–	–	–	–	–	–
	Customers’ liability under acceptances	–	–	1	–	–	–	–	–	–
	Other non-interest-bearing assets	2,918	3,236	4,195	–	–	–	–	–	–
	Total foreign assets	79,896	84,078	89,272	1,169	1,407	1,759	1.46	1.67	1.97
	Total assets	$364,973	$345,943	$350,706	$10,099	$9,095	$9,297	2.77%	2.63%	2.65%
	Domestic liabilities(1)
Deposits	Personal	$107,384	$104,862	$96,292	$1,276	$1,398	$1,739	1.19%	1.33%	1.81%
	Business and government	101,663	82,697	76,029	1,190	571	657	1.17	0.69	0.86
	Bank	1,116	1,156	1,881	6	4	7	0.54	0.35	0.37
	Total deposits	210,163	188,715	174,202	2,472	1,973	2,403	1.18	1.05	1.38
	Derivative instruments	10,514	10,357	13,751	–	–	–	–	–	–
	Acceptances	8,508	7,774	9,499	–	–	–	–	–	–
	Obligations related to securities sold short	11,702	8,492	6,054	388	209	156	3.32	2.46	2.58
	Obligations related to securities lent or sold under repurchase agreements	15,277	25,885	32,158	215	186	252	1.41	0.72	0.78
	Other liabilities	11,147	10,183	11,574	21	(5)	18	0.19	(0.05)	0.16
	Subordinated indebtedness	5,011	4,767	5,387	207	180	183	4.13	3.78	3.40
	Preferred share liabilities	–	598	600	–	35	31	–	5.85	5.17
	Total domestic liabilities	272,322	256,771	253,225	3,303	2,578	3,043	1.21	1.00	1.20
	Foreign liabilities(1)
Deposits	Personal	6,030	6,217	6,766	73	85	119	1.21	1.37	1.76
	Business and government	37,011	30,437	32,176	209	111	263	0.56	0.36	0.82
	Bank	5,532	5,678	7,839	33	23	94	0.60	0.41	1.20
	Total deposits	48,573	42,332	46,781	315	219	476	0.65	0.52	1.02
	Derivative instruments	13,804	15,863	21,783	–	–	–	–	–	–
	Acceptances	–	–	1	–	–	–	–	–	–
	Obligations related to securities sold short	77	128	407	2	2	2	2.60	1.56	0.49
	Obligations related to securities lent or sold under repurchase agreements	11,880	13,494	11,214	82	109	269	0.69	0.81	2.40
	Other liabilities	919	1,637	2,516	39	(25)	88	4.24	(1.53)	3.50
	Subordinated indebtedness	566	622	866	8	8	25	1.41	1.29	2.89
	Non-controlling interests	161	168	179	–	–	–	–	–	–
	Total foreign liabilities	75,980	74,244	83,747	446	313	860	0.59	0.42	1.03
	Total liabilities	348,302	331,015	336,972	3,749	2,891	3,903	1.08	0.87	1.16
	Shareholders’ equity	16,671	14,928	13,734	–	–	–	–	–	–
	Total liabilities and shareholders’ equity	$364,973	$345,943	$350,706	$3,749	$2,891	$3,903	1.03%	0.84%	1.11%
	Net interest income and margin				$6,350	$6,204	$5,394	1.74%	1.79%	1.54%
	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$26,505	$26,125	$22,977
	Foreign	$2,875	$2,234	$3,405

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

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Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2011/2010			2010/2009
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets(1)
	Cash and deposits with banks	$1	$12	$13	$11	$(21)	$(10)
Securities	Trading	433	110	543	115	(16)	99
	AFS	(169)	50	(119)	(46)	55	9
	FVO	(2)	76	74	(72)	(81)	(153)
	Securities borrowed or purchased under resale agreements	14	145	159	(6)	(94)	(100)
Loans	Residential mortgages	167	180	347	260	22	282
	Personal and credit card	(40)	78	38	127	47	174
	Business and government	193	(34)	159	(66)	(30)	(96)
	Total loans	320	224	544	321	39	360
	Other interest-bearing assets	15	13	28	(3)	(52)	(55)
	Change in domestic interest income	612	630	1,242	320	(170)	150
	Foreign assets(1)
	Cash and deposits with banks	40	(42)	(2)	17	(40)	(23)
Securities	Trading	(55)	13	(42)	(19)	(41)	(60)
	AFS	(43)	2	(41)	(11)	(16)	(27)
	FVO	(2)	(12)	(14)	(13)	2	(11)
	Securities borrowed or purchased under resale agreements	(10)	23	13	17	(48)	(31)
Loans	Residential mortgages	(6)	(42)	(48)	(13)	50	37
	Personal and credit card	(5)	(2)	(7)	(16)	(5)	(21)
	Business and government	(99)	(15)	(114)	(49)	(177)	(226)
	Total loans	(110)	(59)	(169)	(78)	(132)	(210)
	Other interest-bearing assets	(10)	27	17	1	9	10
	Change in foreign interest income	(190)	(48)	(238)	(86)	(266)	(352)
	Total change in interest income	$422	$582	$1,004	$234	$(436)	$(202)
	Domestic liabilities(1)
Deposits	Personal	$34	$(156)	$(122)	$155	$(496)	$(341)
	Business and government	131	488	619	58	(144)	(86)
	Bank	–	2	2	(3)	–	(3)
	Total deposits	165	334	499	210	(640)	(430)
	Obligations related to securities sold short	79	100	179	63	(10)	53
	Obligations related to securities lent or sold under repurchase agreements	(76)	105	29	(49)	(17)	(66)
	Other liabilities	–	26	26	(2)	(21)	(23)
	Subordinated indebtedness	9	18	27	(21)	18	(3)
	Preferred share liabilities	(35)	–	(35)	–	4	4
	Change in domestic interest expense	142	583	725	201	(666)	(465)
	Foreign liabilities(1)
Deposits	Personal	(3)	(9)	(12)	(10)	(24)	(34)
	Business and government	24	74	98	(14)	(138)	(152)
	Bank	(1)	11	10	(26)	(45)	(71)
	Total deposits	20	76	96	(50)	(207)	(257)
	Obligations related to securities sold short	(1)	1	–	(1)	1	–
	Obligations related to securities lent or sold under repurchase agreements	(13)	(14)	(27)	55	(215)	(160)
	Other liabilities	11	53	64	(31)	(82)	(113)
	Subordinated indebtedness	(1)	1	–	(7)	(10)	(17)
	Change in foreign interest expense	16	117	133	(34)	(513)	(547)
	Total change in interest expense	$158	$700	$858	$167	$(1,179)	$(1,012)
	Change in total net interest income	$264	$(118)	$146	$67	$743	$810

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

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Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada(1)					U.S.(1)
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Residential mortgages	$97,365	$91,338	$83,837	$88,185	$89,772	$1	$1	$1	$1	$3
Student	384	523	677	858	1,060	–	–	–	–	–
Personal	33,202	32,365	31,729	29,648	26,640	132	241	162	215	155
Credit card	9,855	11,508	11,121	10,329	8,737	24	30	28	25	23
Total net consumer loans	140,806	135,734	127,364	129,020	126,209	157	272	191	241	181
Non-residential mortgages	7,055	6,339	5,789	5,790	4,892	2	2	3	77	531
Financial institutions	2,115	1,852	2,422	4,107	2,757	427	352	644	1,045	310
Retail and wholesale	2,645	2,487	1,926	2,261	2,088	43	52	115	193	266
Business services	3,323	2,773	2,701	2,951	3,106	221	403	455	558	365
Manufacturing – capital goods	1,078	970	709	860	829	129	12	26	296	250
Manufacturing – consumer goods	1,287	1,016	787	951	1,123	50	18	17	90	195
Real estate and construction	4,114	3,123	2,903	2,975	2,602	3,215	1,563	2,054	2,138	999
Agriculture	3,584	3,240	2,897	3,058	2,890	–	(1)	(1)	–	10
Oil and gas	2,883	2,418	3,091	3,605	3,851	413	145	12	58	114
Mining	285	123	501	1,763	513	78	32	–	39	11
Forest products	415	376	299	340	474	52	–	61	93	94
Hardware and software	243	223	172	190	238	73	33	43	140	169
Telecommunications and cable	213	264	148	565	507	12	13	34	107	112
Publishing, printing, and broadcasting	404	386	505	580	523	–	–	–	59	100
Transportation	699	750	800	627	616	338	359	294	460	623
Utilities	674	795	667	862	258	246	99	57	162	179
Education, health and social services	1,753	1,301	1,240	1,296	1,222	46	46	47	119	83
Governments	785	759	685	856	824	–	–	–	–	–
Others	1,972	358	96	–	–	845	1,031	1,128	–	–
General allowance allocated to business and government loans	(246)	(217)	(254)	(282)	(279)	(54)	(67)	(76)	(42)	(54)
Total net business and government loans including acceptances	35,281	29,336	28,084	33,355	29,034	6,136	4,092	4,913	5,592	4,357
Total net loans and acceptances	$176,087	$165,070	$155,448	$162,375	$155,243	$6,293	$4,364	$5,104	$5,833	$4,538

Analysis of net loans and acceptances (continued)
	Other(1)					Total
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Residential mortgages	$2,191	$2,190	$2,272	$2,463	$1,848	$99,557	$93,529	$86,110	$90,649	$91,623
Student	1	1	1	1	1	385	524	678	859	1,061
Personal	637	688	759	909	782	33,971	33,294	32,650	30,772	27,577
Credit card	118	111	110	126	102	9,997	11,649	11,259	10,480	8,862
Total net consumer loans	2,947	2,990	3,142	3,499	2,733	143,910	138,996	130,697	132,760	129,123
Non-residential mortgages	291	392	495	519	343	7,348	6,733	6,287	6,386	5,766
Financial institutions	1,003	1,032	971	1,245	1,498	3,545	3,236	4,037	6,397	4,565
Retail and wholesale	351	391	462	775	726	3,039	2,930	2,503	3,229	3,080
Business services	1,033	1,053	1,361	1,837	1,468	4,577	4,229	4,517	5,346	4,939
Manufacturing-capital goods	233	269	329	73	105	1,440	1,251	1,064	1,229	1,184
Manufacturing-consumer goods	268	253	296	365	373	1,605	1,287	1,100	1,406	1,691
Real estate and construction	572	681	755	613	231	7,901	5,367	5,712	5,726	3,832
Agriculture	94	104	114	142	116	3,678	3,343	3,010	3,200	3,016
Oil and gas	–	–	–	–	–	3,296	2,563	3,103	3,663	3,965
Mining	109	129	348	1,149	1,319	472	284	849	2,951	1,843
Forest products	32	31	21	28	73	499	407	381	461	641
Hardware and software	22	242	271	243	169	338	498	486	573	576
Telecommunications and cable	58	33	44	213	465	283	310	226	885	1,084
Publishing, printing and broadcasting	41	36	39	10	133	445	422	544	649	756
Transportation	380	249	273	369	397	1,417	1,358	1,367	1,456	1,636
Utilities	272	310	351	247	264	1,192	1,204	1,075	1,271	701
Education, health and social services	23	27	19	–	52	1,822	1,374	1,306	1,415	1,357
Governments	901	633	567	822	473	1,686	1,392	1,252	1,678	1,297
Others	3,389	6,312	5,255	–	–	6,206	7,701	6,479	–	–
General allowance allocated to business and government loans	(20)	(25)	(56)	(34)	(41)	(320)	(309)	(386)	(358)	(374)
Total net business and government loans including acceptances	9,052	12,152	11,915	8,616	8,164	50,469	45,580	44,912	47,563	41,555
Total net loans and acceptances	$11,999	$15,142	$15,057	$12,115	$10,897	$194,379	$184,576	$175,609	$180,323	$170,678

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2011 ANNUAL REPORT	103

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2011	2010	2009	2008	2007
Balance at beginning of year	$1,784	$2,043	$1,523	$1,443	$1,444
Provision for credit losses	841	1,046	1,649	773	603
Write-offs
Domestic
Residential mortgages	14	9	7	4	5
Student	5	9	11	11	13
Personal and credit card	840	1,054	1,034	681	673
Other business and government	103	150	115	113	131
Foreign
Residential mortgages	1	3	2	–	2
Personal and credit card	14	17	13	6	22
Other business and government	55	176	41	35	15
Total write-offs	1,032	1,418	1,223	850	861
Recoveries
Domestic
Student	–	–	1	1	2
Personal and credit card	99	109	89	87	77
Other business and government	10	8	8	13	19
Foreign
Personal and credit card	1	2	3	5	2
Other business and government	2	4	20	8	47
Total recoveries	112	123	121	114	147
Net write-offs	920	1,295	1,102	736	714
Foreign exchange and other adjustments	(10)	(10)	(27)	43	110
Balance at end of year	$1,695	$1,784	$2,043	$1,523	$1,443
Comprised of:
Loans	$1,647	$1,720	$1,960	$1,446	$1,443
Letters of credit	–	–	1	–	–
Undrawn credit facilities	48	64	82	77	–
Ratio of net write-offs during year to average loans outstanding during year	0.51%	0.74%	0.66%	0.45%	0.46%

Specific allowances for credit losses as a percentage of gross impaired loans

	Specific allowance for credit losses					Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Domestic(1)
Residential mortgages	$16	$19	$14	$9	$11	7.0%	7.3%	6.1%	6.3%	9.2%
Personal loans	186	193	226	169	183	87.7	88.9	94.2	79.0	83.9
Business and government	92	120	134	121	133	58.6	55.3	51.9	71.2	66.2
Total domestic	$294	$332	$374	$299	$327	49.1%	47.9%	51.4%	56.7%	60.8%
Foreign(1)
Residential mortgages	$18	$11	$21	$27	$19	8.1%	5.7%	12.2%	18.8%	19.0%
Personal loans	25	31	32	38	24	31.6	35.6	37.6	45.8	42.9
Business and government	292	257	308	79	61	30.9	29.8	33.3	34.5	36.1
Total foreign	$335	$299	$361	$144	$104	26.9%	26.2%	30.5%	31.6%	32.0%
Total specific allowance	$629	$631	$735	$443	$431	34.1%	34.4%	38.5%	45.1%	49.9%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

104	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

General allowance as a percentage of total net loans

$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Domestic(1)
Residential mortgages	$10	$5	$4	$6	$8	–%	–%	–%	–%	–%
Personal loans	270	287	279	280	354	0.8	0.9	0.9	0.9	1.3
Credit cards	410	477	548	348	258	4.2	4.1	4.9	3.4	3.0
Business and government	246	217	254	282	279	0.7	0.7	0.9	0.8	1.0
Total domestic	$936	$986	$1,085	$916	$899	0.5%	0.6%	0.7%	0.6%	0.6%
Foreign(1)
Residential mortgages	$2	$4	$3	$4	$3	0.1%	0.2%	0.1%	0.2%	0.2%
Personal loans	5	6	4	6	14	0.6	0.6	0.4	0.5	1.5
Credit cards	1	1	1	1	1	0.7	0.7	0.7	0.7	0.8
Business and government	74	92	132	76	95	0.5	0.6	0.8	0.5	0.8
Total foreign	$82	$103	$140	$87	$113	0.4%	0.5%	0.7%	0.5%	0.7%
Total general allowance	$1,018	$1,089	$1,225	$1,003	$1,012	0.5%	0.6%	0.7%	0.6%	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2011	2010	2009	2008	2007
Canada
Atlantic provinces	$9,724	$9,446	$8,903	$8,977	$8,848
Quebec	14,726	13,779	12,435	12,693	12,052
Ontario	84,427	77,791	72,527	76,065	74,362
Prairie provinces	8,393	7,934	7,348	7,152	6,281
Alberta, Northwest Territories and Nunavut	28,658	27,667	27,336	28,145	26,654
British Columbia and Yukon	31,095	29,439	27,984	30,259	27,945
General allowance allocated to Canada	(936)	(986)	(1,085)	(916)	(899)
Total Canada	$176,087	$165,070	$155,448	$162,375	$155,243
U.S.	$6,293	$4,364	$5,104	$5,833	$4,538
Other countries	$11,999	$15,142	$15,057	$12,115	$10,897
Total net loans and acceptances	$194,379	$184,576	$175,609	$180,323	$170,678

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2011 ANNUAL REPORT	105

Management’s discussion and analysis

Impaired loans before general allowance

	Canada(1)					U.S.(1)
$ millions, as at October 31	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Gross impaired loans
Residential mortgages	$230	$259	$230	$143	$119	$–	$–	$–	$–	$–
Student	17	23	29	33	41	–	–	–	–	–
Personal	195	194	211	181	177	–	–	–	–	–
Total gross impaired consumer loans	442	476	470	357	337	–	–	–	–	–
Non-residential mortgages	4	8	8	4	3	–	–	–	–	–
Financial institutions	1	1	1	4	6	–	–	135	–	–
Retail, wholesale and business services	47	57	97	89	95	51	51	45	–	20
Manufacturing – consumer and capital goods	16	46	49	17	26	5	16	31	2	3
Real estate and construction	24	54	16	8	19	211	183	244	2	–
Agriculture	15	6	9	20	33	–	–	–	–	–
Resource-based industries	4	26	26	20	4	–	–	–	–	–
Telecommunications, media and technology	39	10	44	3	6	–	–	–	2	1
Transportation	5	7	5	3	5	3	13	19	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	3	2	4	–	–	–	–	–
Total gross impaired – business and government loans	157	217	258	170	201	270	263	474	6	24
Total gross impaired loans	599	693	728	527	538	270	263	474	6	24
Other past due loans(2)	325	376	472	366	60	–	–	–	5	–
Total gross impaired and other past due loans	$924	$1,069	$1,200	$893	$598	$270	$263	$474	$11	$24
Allowance for credit losses
Residential mortgages	$16	$19	$14	$9	$11	$–	$–	$–	$–	$–
Student	5	7	12	11	16	–	–	–	–	–
Personal	181	186	214	158	167	–	–	–	–	–
Total allowance – consumer loans	202	212	240	178	194	–	–	–	–	–
Non-residential mortgages	3	2	2	1	1	–	–	–	–	–
Financial institutions	1	1	1	1	1	–	–	17	–	–
Retail, wholesale and business services	36	36	59	74	66	19	22	10	–	14
Manufacturing – consumer and capital goods	8	23	27	11	17	4	7	17	1	3
Real estate and construction	11	18	8	8	13	72	63	89	2	–
Agriculture	5	4	6	10	18	–	1	1	–	–
Resource-based industries	3	19	12	7	3	–	–	–	–	–
Telecommunications, media and technology	18	9	13	3	6	–	–	–	1	–
Transportation	5	7	5	4	5	3	9	13	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	1	1	2	3	–	–	–	–	–
Total allowance – business and government loans	92	120	134	121	133	98	102	147	4	17
Total allowance	$294	$332	$374	$299	$327	$98	$102	$147	$4	$17
Net impaired loans
Residential mortgages	$214	$240	$216	$134	$108	$–	$–	$–	$–	$–
Student	12	16	17	22	25	–	–	–	–	–
Personal	14	8	(3)	23	10	–	–	–	–	–
Total net impaired consumer loans	240	264	230	179	143	–	–	–	–	–
Non-residential mortgages	1	6	6	3	2	–	–	–	–	–
Financial institutions	–	–	–	3	5	–	–	118	–	–
Retail, wholesale and business services	11	21	38	15	29	32	29	35	–	6
Manufacturing – consumer and capital goods	8	23	22	6	9	1	9	14	1	–
Real estate and construction	13	36	8	–	6	139	120	155	–	–
Agriculture	10	2	3	10	15	–	(1)	(1)	–	–
Resource-based industries	1	7	14	13	1	–	–	–	–	–
Telecommunications, media and technology	21	1	31	–	–	–	–	–	1	1
Transportation	–	–	–	(1)	–	–	4	6	–	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	1	2	–	1	–	–	–	–	–
Total net impaired – business and government loans	65	97	124	49	68	172	161	327	2	7
Total net impaired loans	$305	$361	$354	$228	$211	$172	$161	$327	$2	$7

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

106	CIBC 2011 ANNUAL REPORT

Management’s discussion and analysis

Impaired loans before general allowance (continued)

					Other	(1)	Total
$ millions, as at October 31	2011	2010	2009	2008	2007		2011	2010	2009	2008	2007
Gross impaired loans
Residential mortgages	$222	$193	$172	$144	$100		$452	$452	$402	$287	$219
Student	–	–	–	–	–		17	23	29	33	41
Personal	79	87	85	83	56		274	281	296	264	233
Total gross impaired consumer loans	301	280	257	227	156		743	756	727	584	493
Non-residential mortgages	71	67	57	28	34		75	75	65	32	37
Financial institutions	3	4	3	1	–		4	5	139	5	6
Retail, wholesale and business services	213	172	132	70	28		311	280	274	159	143
Manufacturing – consumer and capital goods	56	51	16	7	4		77	113	96	26	33
Real estate and construction	269	228	115	76	59		504	465	375	86	78
Agriculture	23	20	14	15	10		38	26	23	35	43
Resource-based industries	3	–	–	1	–		7	26	26	21	4
Telecommunications, media and technology	9	32	90	–	–		48	42	134	5	7
Transportation	28	25	24	23	10		36	45	48	26	15
Utilities	–	1	1	1	–		–	1	1	1	–
Other	–	–	–	1	–		2	2	3	3	4
Total gross impaired – business and government loans	675	600	452	223	145		1,102	1,080	1,184	399	370
Total gross impaired loans	976	880	709	450	301		1,845	1,836	1,911	983	863
Other past due loans(2)	11	5	6	3	–		336	381	478	374	60
Total gross impaired and other past due loans	$987	$885	$715	$453	$301		$2,181	$2,217	$2,389	$1,357	$923
Allowance for credit losses
Residential mortgages	$18	$11	$21	$27	$19		$34	$30	$35	$36	$30
Student	–	–	–	–	–		5	7	12	11	16
Personal	25	31	32	38	24		206	217	246	196	191
Total allowance – consumer loans	43	42	53	65	43		245	254	293	243	237
Non-residential mortgages	26	14	9	4	3		29	16	11	5	4
Financial institutions	1	1	1	–	–		2	2	19	1	1
Retail, wholesale and business services	61	50	46	30	13		116	108	115	104	93
Manufacturing – consumer and capital goods	37	17	5	3	2		49	47	49	15	22
Real estate and construction	40	46	27	27	19		123	127	124	37	32
Agriculture	12	9	6	4	2		17	14	13	14	20
Resource-based industries	1	–	–	–	–		4	19	12	7	3
Telecommunications, media and technology	9	11	59	–	–		27	20	72	4	6
Transportation	7	7	7	6	5		15	23	25	10	10
Utilities	–	–	1	1	–		–	–	1	1	–
Other	–	–	–	–	–		2	1	1	2	3
Total allowance – business and government loans	194	155	161	75	44		384	377	442	200	194
Total allowance	$237	$197	$214	$140	$87		$629	$631	$735	$443	$431
Net impaired loans
Residential mortgages	$204	$182	$151	$117	$81		$418	$422	$367	$251	$189
Student	–	–	–	–	–		12	16	17	22	25
Personal	54	56	53	45	32		68	64	50	68	42
Total net impaired consumer loans	258	238	204	162	113		498	502	434	341	256
Non-residential mortgages	45	53	48	24	31		46	59	54	27	33
Financial institutions	2	3	2	1	–		2	3	120	4	5
Retail, wholesale and business services	152	122	86	40	15		195	172	159	55	50
Manufacturing – consumer and capital goods	19	34	11	4	2		28	66	47	11	11
Real estate and construction	229	182	88	49	40		381	338	251	49	46
Agriculture	11	11	8	11	8		21	12	10	21	23
Resource-based industries	2	–	–	1	–		3	7	14	14	1
Telecommunications, media and technology	–	21	31	–	–		21	22	62	1	1
Transportation	21	18	17	17	5		21	22	23	16	5
Utilities	–	1	–	–	–		–	1	–	–	–
Other	–	–	–	1	–		–	1	2	1	1
Total net impaired – business and government loans	481	445	291	148	101		718	703	742	199	176
Total net impaired loans	$739	$683	$495	$310	$214		$1,216	$1,205	$1,176	$540	$432

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

CIBC 2011 ANNUAL REPORT	107

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate

$ millions, for the year ended October 31	2011	2010	2009	2011	2010	2009	2011	2010	2009

Deposits in domestic bank offices(1)
Payable on demand
Personal	$7,390	$7,026	$5,967	$7	$3	$5	0.09%	0.04%	0.08%
Business and government	28,630	25,632	23,539	113	46	59	0.39	0.18	0.25
Bank	1,406	1,299	1,193	4	2	4	0.28	0.15	0.34
Payable after notice
Personal	60,364	56,735	45,135	383	286	329	0.63	0.50	0.73
Business and government	12,868	11,812	8,622	123	62	48	0.96	0.52	0.56
Bank	9	4	1	–	–	–	–	–	–
Payable on a fixed date
Personal	41,322	42,749	46,932	905	1,143	1,438	2.19	2.67	3.06
Business and government	60,894	46,073	45,192	954	493	448	1.57	1.07	0.99
Bank	566	560	1,062	6	2	4	1.06	0.36	0.38

Total domestic	213,449	191,890	177,643	2,495	2,037	2,335	1.17	1.06	1.31

Deposits in foreign bank offices
Payable on demand
Personal	435	439	482	3	3	5	0.69	0.68	1.04
Business and government	2,356	2,320	2,912	3	6	5	0.13	0.26	0.17
Bank	36	80	272	4	4	4	11.11	5.00	1.47
Payable after notice
Personal	1,884	1,916	2,055	35	39	49	1.86	2.04	2.38
Business and government	506	647	662	1	1	1	0.20	0.15	0.15
Payable on a fixed date
Personal	2,019	2,214	2,487	16	9	32	0.79	0.41	1.29
Business and government	33,420	26,650	27,278	205	74	359	0.61	0.28	1.32
Bank	4,631	4,891	7,192	25	19	89	0.54	0.39	1.24

Total foreign	45,287	39,157	43,340	292	155	544	0.64	0.40	1.26

Total deposits	$258,736	$231,047	$220,983	$2,787	$2,192	$2,879	1.08%	0.95%	1.30%

(1) Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2010: $3.6 billion; 2009: $4.2 billion).
Short-term borrowings
$ millions, as at or for the year ended October 31							2011	2010	2009

Amounts outstanding at end of year
Obligations related to securities sold short							$10,316	$9,673	$5,916
Obligations related to securities lent or sold under repurchase agreements							14,306	28,220	37,453

Total short-term borrowings							$24,622	$37,893	$43,369

Obligations related to securities sold short
Average balance							$11,779	$8,620	$6,461
Maximum month-end balance							13,410	10,554	7,368
Average interest rate							3.30%	2.45%	2.45%
Obligations related to securities lent or sold under repurchase agreements
Average balance							27,157	39,379	43,372
Maximum month-end balance							36,410	45,886	49,211
Average interest rate							1.09%	0.75%	1.20%

Fees paid to the shareholders’ auditors
$ millions, for the year ended October 31							2011	2010	2009

Audit fees(1)							$17.9	$16.3	$19.0
Audit related fees(2)							2.6	2.8	2.2
Tax fees(3)							0.8	0.4	0.4
Other							0.1	–	–

Total							$21.4	$19.5	$21.6

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

108	CIBC 2011 ANNUAL REPORT